

13001175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Received SEC

APR 0 2 2013

Washington, DC 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

FUEGO FINO, INC.

(Exact name of issuer specified in its charter)

State of Florida

(State or other jurisdiction of incorporation or organization)

20900 NE 30th Ave., Ste. 800, Aventura, FL 33180

(Address including zip code, and telephone number, including area code of issuer's principle executive office)

Jessica Gutierrez, 20900 NE 30TH Ave Ste. 800, Aventura, FL. 33180

(Name, address, including zip code, and telephone number, including area code, of agent for service)

5812

(Primary Standard Industrial Classification Code Number)

27-1252260

(I.R.S. Employer Identification Number)

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

It is the intention of the issuer that this offering statement shall become qualified by operation of the terms of Regulation A:

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors:

Response:

1. Jessica Gutierrez, Director, 20900 NE 30TH Ave., Ste. 800, Aventura, FL. 33180;;

2. Kanisha Carr, Director, 20900 NE 30th Ave., Ste. 800, Aventura, FL 33180;

3. John Howes, Director, 633 Southeast 3rd Avenue, Ste. 4R, Fort Lauderdale, FL 33301-3151

b. the issuer's officers:

Response:

1. Jessica Gutierrez, Chief Executive Officer, 20900 NE 30TH Ave Ste. 800, Aventura, FL. 33180;;

2. Kanisha Carr, Chief Marketing Officer, 20900 NE 30th Ave., Ste. 800, Aventura, FL 33180;

3. Jorge Quiroz, Chief Financial Officer, 20900 NE 30th, Ste. 800, Aventura, FL 33180

4. John Howes, Chief Legal Officer, 633 Southeast 3rd Avenue, Ste. 4R, Fort Lauderdale, FL 33301-3151

c. the issuer's general partner:

Response:

Not Applicable.

d. record owners of 5% or more of any class of the issuer's securities;

Response:

Jessica Gutierrez, Chief Executive Officer and Director, 20900 NE 30TH Ave Ste. 800, Aventura, FL. 33180 by way of her ownership of 500,001,071 shares of common stock of the Company, representing one hundred (100%) percent of the issued and outstanding shares.

e. beneficial owners of 5% or more of any class of the issuer's certificates;

Response:

1. Jessica Gutierrez, Chief Executive Officer and Director, 20900 NE 30th Ave Ste. 800, Aventura, FL. 33180 by way of her ownership of 500,001,071 shares of common stock of the Company, representing one hundred (100%) percent of the issued and outstanding shares.

2. Mariah Anne Taylor, 6838 N. Delaware, Portland, OR 97217, by virtue of the promissory note in the amount of $125,000.00 made by Issuer in her favor on November 23, 2011. The promissory note becomes due and payable on June 1, 2013. The promissory note is convertible into shares of the Issuer's common stock at the Issuer's direction at a price equal to the average price at which it sells its common during the five (5) days prior to conversion, or, if applicable, at the offering or exchange price should Issuer merge, or otherwise exchange its stock with, into another publicly traded company. The Issuer notes that there currently exists no public market for its common stock, and, moreover, the Issuer cannot affirmatively state that such market will ever exist. The Issuer has not sought to merge with any public companies, nor have any public companies shown interest in merging. Accordingly, the holder of the the November 23, 2011, may, in fact, be considered a beneficial holder of more than five (5%) percent of its common stock, however such statement cannot be stated with certainty insomuch that the conversion provision of the promissory note is essentially without effect as of the date of this statement. The promissory note was amended by agreement on September 23, 2012 to correct a scrivener's error.

f. promoters of the issuer;

Response:

Jessica Gutierrez, Chief Executive Officer and Director, 20900 NE 30th Ave Ste. 800, Aventura, FL. 33180.

Not Applicable.

g. affiliates of the issuer;

Response:

Not Applicable.

h. counsel to the issuer with respect to the proposed offering;

Response:

Adam S. Tracy, Esq. The Tracy Firm, Ltd., 800 W. Fifth Ave., Suite 201A, Naperville, Illinois 60563, (888) 611.7716; at@ibankattorneys.com

j. any underwriter's directors;

Response:

There is no underwriter. Issuer is selling securities.

k. the underwriter's officers;

Response:

Not Applicable.

l. the underwriter's general partner;

Response:

Not Applicable.

m. the underwriter's general partner;

Response:

Not Applicable.

p. the underwriter's counsel;

Response:

Not Applicable.

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Response:

The issuer states affirmatively that none of the individuals identified in Item No. 1 herein are subject to any of the disqualification provisions propounded under Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Response:

Not Applicable. See sub-paragraph (a).

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Response:

The proposed offering does not involve the resale of securities by affiliates of the issuer. Therefore, this Item is inapplicable to the offering proposed herein.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Response:

The issuer does not intend to offer its securities through underwriters, dealers or salespersons. The securities covered by this proposed offering will be offered by officers and directors of the issuers. The offering is to be made by personal telephone contact with investors in which the officers and directors of the issuer have a pre-existing relationship.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Response:

The securities covered by this notification are proposed to be offered by officers and directors of the Company in the following states and other jurisdictions: California, Florida, Georgia, Illinois, New York and Nevada. With regards to each of the aforementioned states, the following shall apply:

1. California: The issuer shall apply for Registration by Coordination pursuant to section 25111 of the Corporate Securities Law of 1968, which, in relevant part, provides that such state registration is to become effective no later than 5 days after an offering statement made pursuant to Regulation A is declared effective by the Securities and Exchange Commission;
2. Florida: The issuer shall apply for Notification Registration pursuant to Section 517.082 of the Florida Securities and Investor Protection Act, which, in relevant part, provides that such state registration is to become effective on even date as this Offering Statement

is declared effective by the Securities and Exchange Commission;

3. Georgia: The issuer shall apply for Registration by Coordination pursuant to Section 10-5-9(5) of the Georgia Uniform Securities Act, which, in relevant part, provides that such state registration is to become effective no later than 20 days after this Offering Statement is qualified by the Securities and Exchange Commission;
4. Nevada: The issuer shall apply for Registration by Qualification pursuant to Section 90.490 of the Nevada Uniform Securities Act, which, in relevant part, provides that such state registration is to become effective no later than 30 days after this Offering Statement is qualified by the Securities and Exchange Commission; and
5. New York: The issuer believes that the offering proposed herein is exempt from registration in New York pursuant to Section 359f(2)(d) of the New York General Business Law. Such statute limits the Company to forty (40) offerees of its securities.

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

Response:

In early August, 2011, the shareholder of the Issuer deemed it advisable to effectuate the reincorporation of the Issuer from Georgia to Florida. As of August 10, 2012, our lone shareholder was our President, Jessica Gutierrez with 51,637 shares. Ms. Gutierrez's shares represented 100% of the then-issued and outstanding shares of the Issuer.

Accordingly, on August 10, 2011, Ms. Gutierrez caused 100% of the issued stock of Fuego Fino, Inc., a Georgia corporation ("FFI-GA") to be exchanged for 51,637 shares of Fuego Fino, Inc., a Florida corporation ("FFI-FL") in a dollar-for-dollar exchange (the "Merger"). As a result of the merger, the separate existence of the FFI-FL and FFI-GA ceased to exist. By virtue of the Merger, the FFI-GA shares were converted and exchanged into shares of FFI-FL. FFI-GA was later dissolved.

Following the Merger, Ms. Gutierrez held 51,637 share of FFI-FL, now the "Issuer".

There exists no other issuance by the issuer of unregistered securities within one year of the filing of this Form 1-A.

(1) Name of Such Issuer:

Response:

Fuego Fino, Inc.

(2) The title and amount of Securities Issued:

Response:

500,001,071 shares of common stock, par value $.01 per share.

(3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof:

Response:

The August 10, 2011 transaction between the issuer and FFI-GA was an "Type F" reorganization effectuated pursuant to Section 368(a)(1)(F) of the Internal Revenue Code. Accordingly, the exchange of shares was made on a one-to-one basis, as no other consideration was provided.

(4) The names and identities of the persons to whom the securities were issued:

Response:

In early August, 2011, the shareholder of the Issuer deemed it advisable to effectuate the reincorporation of the Issuer from Georgia to Florida. As of August 10, 2012, our lone shareholder was our President, Jessica Gutierrez with 51,637 shares. Ms. Gutierrez's shares represented 100% of the then-issued and outstanding shares of the Issuer.

Accordingly, on August 10, 2011, Ms. Gutierrez caused 100% of the issued stock of Fuego Fino, Inc., a Georgia corporation ("FFI-GA") to be exchanged for 51,637 shares of Fuego Fino, Inc., a Florida corporation ("FFI-FL") in a dollar-for-dollar exchange (the "Merger"). As a result of the merger, the separate existence of the FFI-FL and FFI-GA ceased to exist. By virtue of the Merger, the FFI-GA shares were converted and exchanged into shares of FFI-FL. FFI-GA was later dissolved.

Following the Merger, Ms. Gutierrez held 51,637 share of FFI-FL, now the "Issuer"

b. As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Response:

Not Applicable.

c. Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Response:

The Merger qualifies as a "business combination" as defined in Rule 501(d). Moreover, the value of consideration exchanged in the Merger was less than $1,000,000. Accordingly, the Issuer relied on Rule 504, 17 C.F.R. §230.504, as its exemption for the securities in the Merger as the Issuer is not: (1) and investment company, (2) an entity subject to the periodic reporting requirements of the 1934 Act, or (3) a development-stage companies that have no specific business plan or purpose or that indicate that their business plan is to engage in a merger or acquisition with an unidentified company or companies, another entity, or another person (blank-check companies).

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Response:

Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

Response:

Not Applicable.

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Response:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.

Response:

Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Response:

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Response:

Not Applicable.

b. Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Response:

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Response:

Not Applicable.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Response:

Not Applicable.

COVER PAGE

FUEGO FINO, INC.

(Exact name of Company as set forth in Charter)

Type of Securities Offered:	Common Stock
Maximum number of securities offered:	100,000,000
Minimum number of securities offered:	No Minimum
Price per security:	$0.01
Total Proceeds if maximum sold:	$1,000,000.00
Total Proceeds if minimum sold:	$0.00
(See Questions 9 and 10)	

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [x] No

If yes, what percent is commission of price to public? ______%

Is there other compensation to selling agent(s)? [ ] Yes [x] No

Is there a finder's fee or similar payment to any person? [ ] Yes [x] No (See Q. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No (See Q. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [x] No (See Q. 25)

Is transfer of the securities restricted? [ ] Yes [x] No (See Q. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT

DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.

[x] Is in the developmental stage.

[ ] Is currently conducting operations.

[ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):

(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 100,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

[Remainder of page intentionally left blank]

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 115 pages.

THE COMPANY

1. Exact corporate name: FUEGO FINO, INC.

State and date of incorporation: May 24, 2011

Street address of principal office: 20900 NE 30th Ave., Ste. 800, Aventura, FL 33180

Company telephone number: (800) 527.7221

Fiscal Year: December 31st

Person(s) to contact at Company with respect to offering: Jessica Gutierrez

Telephone number (if different from above): (800) 527.7221

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

We are a developmental stage company and expect to incur significant operating losses for the foreseeable future.

We have limited operating history. The Company operates as an early stage tequila importer. We have not generated any revenues as of the date of this circular. The likelihood of the Company obtaining sufficient market share so as to become profitable must be considered in light of the expenses, difficulties, complications and delays encountered with starting a venture of this kind. Specifically, we are faced with significant competition and barriers to entry from established, highly capitalized competitors. Accordingly, we expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate funding, we will not be able to earn profits or continue operations. There exists no history upon which to base any reasonably assumption as to the likelihood that we will generate revenues or ever achieve profitable operations.

Less Than Full Offering.

There can be no assurance that this Offering will be completely sold out. If less than all of the 1,000,000 shares are sold, then less than the maximum proceeds will be available to the Company, and, consequently, its business plans and prospects could be adversely affected.

"We have no public market for our Shares. Shareholders may experience difficulty selling their Shares

The Shares will not be listed for resale on any major stock exchange immediately following this Offering, nor will the Shares automatically qualify for any such listing, and the Shares may in fact never be listed as such at any time thereafter. Consequently, holders of such Shares may not be able to sell them readily, and the Shares may not be readily accepted as collateral for a loan, as a liquid market for the Shares may not develop in the absence of a listing on a major stock exchange. Holders of the Shares should be prepared to hold the securities indefinitely and cannot expect to be able to liquidate their investment even in the case of an emergency. Accordingly, an investment in the Shares may be more suitable for persons able to make and bear the economic risk of a long-term investment.

We will not qualify for a listing on a national exchange following this offering and cannot ensure that we will ever qualify for such listing.

Our common stock is not eligible for trading on any stock exchange and there can be no assurance that our common stock will achieve listing on any such exchange. We will seek to hire market makers, who will apply for quoting our stock price on the Over-The-Count Pink Market Trading System pursuant to Rule 15c2-11 of the Securities Exchange Act of 1934, but there can be no assurance we will obtain such a service. And even we had one; there is no guaranteed approval of such application. There is no assurance that a trading market will develop or, if developed, that it will be sustained. The OTC Pink Market tends to be highly illiquid, in part because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of market volatility for securities that trade on this market as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including:In a volatile market, you may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required to either sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned.

We will be a non-reporting issuer.

Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

We have not registered the Shares for resale within any particular state.

The Company has not registered the Shares for resale within any particular state pursuant to an intra-state exemption or otherwise. Moreover, the Company does not intend to seek such registration in the future. Accordingly, the Company can undertake no assurance that state laws are not violated through the further sale of its securities.

The offering price for the Shares may not indicate market value.

We established the offering price of the shares offered herein and it may not be indicative of our fair market value now or in the future. The offering price does not necessarily bear any direct relationship to asset value, net worth, earnings or other established criteria value. Among the factors we considered in setting the price of the shares are the current market price of our common stock, interest by potential investors, the prospects for our business and industry, an assessment of our management, present operations and earnings prospects, our current state of development as a company and the general conditions prevailing in the securities markets at the time of the offering. The re-sale price of the common stock, if any, may be volatile. Factors, such as fluctuations in our operating results, announcements of our technological innovations or new products or our competitors, developments with respect to patents or proprietary rights and general market conditions, may have a significant effect on the value of the common stock.

We will be considered a "penny stock".

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

We have never paid dividends and have no plans to in the future.

Holders of shares of the shares offered herein are entitled to receive such dividends as may be declared by our board of directors. To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Investors who anticipate the need for dividends from investments should not purchase shares offered herein.

We have additional securities available for issuance, which, if issued, could adversely affect the rights of the holders of our common stock.

Our Articles of Incorporation authorize the issuance of 100,000,000 Shares of our common stock. The common stock can be issued by our board of directors, without stockholder approval. Any future issuances of our common stock or preferred stock would further dilute the percentage ownership of our Company held by public stockholders. Our preferred stock is a blank check in that our board of directors can set the terms and conditions of the preferred stock without any stockholder approval.

Indemnification of officers and directors.

The Articles of Incorporation and Bylaws of the Company contain broad indemnification and liability limiting provisions regarding our officers, directors and employees, including the limitation of liability for certain violations of fiduciary duties. Shareholders of the Company therefore will have only limited recourse against the individuals.

Our Management Lacks Significant Expertise

Because our entire management team does not have significant experience in starting a liquor importing company, we are an extremely high risk investment which could result in the loss of your investment. Moreover, we currently do not have any customers of our intended business. Therefore, without the requisite experience, our management's business experience may not be enough to effectively start-up and maintain our company. As a result, the implementation of our business plan may be delayed, or eventually, unsuccessful.

Reliance on Management.

The Company will rely solely upon its executives to manage the affairs of the Company and its assets. The executives will devote so much of their time to the management of the Company as in his judgment is reasonably required and may have conflicts of interest in allocating management time, services and functions among the Company assets and its related development, investment and/or management activities.

Securities are Speculative.

The shares offered herein must be considered speculative, generally because of the nature of the Company's business and the early stage of its development. The Company has no proven history of performance, earnings or success.

Good Faith of Management.

In assessing the risks and rewards of an investment in the shares offered herein, potential subscribers should appreciate that they are relying on the good faith and judgment of the executives of the Compaany, and the officers and employees of the Company, in administering and managing the business of the Company. Although the approval of the stockholder is required for certain matters, stockholders have no right to take part in the management of the business of the Company and the Company will be bound by the decisions of the President and Directors as provided in the corporate bylaws.

General Economic and Market Conditions.

Segments of the software industry have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns and layoffs. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

NOTE: IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS OFFERING CIRCULAR POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

a. Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Response:

Fuego Fino, Inc. (the "Company") is a corporation formed under the laws of Florida with its headquarters located in Aventura, Florida The Company is the authorized importer, licensor, licensee and marketer of the Fuego Fino brands of tequila. The Company does not directly manufacture, produce or otherwise distribute any product. That is, the Company will purchase its tequila product from a third party manufacturer and have its product distributed by a third party distributor. That is, all purchases of our tequila product will be delivered to our third party distributor. The Company does not expect to ever have physical possession of any substantial amount of its product. The Company will generate revenue from the direct sales of the product both domestically and internationally to retailers and end-users, including, specifically, liquor stores, restaurants and taverns. Currently, the firm is undergoing the process of launching its flagship brand - "S" Tequila.

Sicario "S" "S" Silver Tequila 100 is a blend of silver 100% agave tequila. The tequila is 100 proof, triple distilled, kosher and organically certified. -" Sicario "S" "S" is packaged in a distinctive 750ml bottle. The Company has successfully obtained a United States trademark for "Sicario "S"" (Serial No. 85313250), as well as "S" tequila (serial No. 85-474,988) . The standard character mark for "Sicario "S"" is pending trademark before the United State Patent and Trademark Office (Serial No. 85-313,250). The formula for Sicario "S" and "S" is a trade secret of the Company, but is not otherwise protected pursuant to any patent.

The Company is licensed to import distilled spirits, including, specifically, tequila, by the United States Alcohol Tobacco Tax and Trade Bureau (Permit No. FL-I-21059). Such license is required by the United States to import distilled spirits for resale in the United States. Conversely, the Instituto Mexicano de la Propiedad Industrial has approved our contract with Destiladora Del Valle De Tequila S.A. DE C.V to have our brand of tequila manufactured in Mexico and exported therefrom to the United States and elsewhere. That is, the Mexican government has granted and approved our contract with Destiladora Del Valle De Tequila S.A. DE C.V to cause Destiladora to produce, bottle and ship our tequila product from its facility in Mexico to the United States Customs at the Mexican border.

The Company has entered into a non-exclusive agreement with MHW, Ltd to distribute its brands of tequila in the United States. Pursuant to the agreement, for a stated fee, MHW agrees to provide fulfillment services on behalf of the Company to its customers. That is, MHW, as is customary among imported alcohol distributors, agrees to take possession of our manufactured tequila product at the United States border. From there, MHW will transport, secure and store our inventory. Upon our sale of the inventory, MHW will endeavor cause the product to be shipped to the buyer.

The Company has retained the services of MHW by providing it with a $3,000 deposit in December, 2011. MHW is not under any obligation to perform under the agreement until the Company causes manufacturing of its tequila product to occur and thereafter seeks to import that product. Upon such happening, the Company will be required to pay MHW further sums for such services in accordance with the terms of the agreement.

b. Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer new products, state the present stage of development including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Response:

The Company does not presently own or otherwise control any manufacturing capacity. Moreover, the Company does not intend to acquire any manufacturing capacity either by way of capital investment or acquisition. Accordingly, at present, the Company has sought and entered into third party agreements for the production of their branded tequila. The Company intends to purchase its tequila product from its tequila manufacturer, import the tequila product and then rely on third-party distribution to fulfill customer orders.

The Mexican government has stringent requirements on agreements between third party brand marketers and domestic tequila manufacturers. All manufacturers must have any supplier agreement pre-approved before said company can produce the third party brand. The Instituto Mexicano de la Propiedad Industrial has approved our contract with Destiladora Del Valle De Tequila S.A. DE C.V to have our brand of tequila manufactured in Mexico and exported therefrom to the United States and elsewhere. Considering the regulations placed upon foreign third-party marketers, and the difficulty of establishing such relationships and thereafter having them approved, the Company is significantly dependent upon its lone supplier relationship with Destiladora Del Valle De Tequila S.A. DE C.V. Our agreement with Destiladora calls for the production of 100% blue webber agave tequila upon payment equal to fifty (50%) percent of the total order price, with the remainder due and owing within four weeks thereafter.

With regards to our packaging, the Company has entered into an non binding, non contractural arrangement with glass producer Grupo Pavisa. At present. Grupo Pavisa has developed three molds of the 750ml tequila bottle. Grupo Pavisa has, in turn, produced 15,000 bottles which remain in Grupo Pavisa possession pending their transport to Destiladora Del Valle De Tequila S.A. DE C.V upon commencement of production and bottling. The Company believes that it is not significantly dependent upon either Grupo Pavisa - with regards to the development and production of its intended packaging as the Company believes there to be a considerable number of other operators in these areas.

At present, the Company does not foresee the development or marketing of any additional products or variations upon its existing –or "S" tequila brand.

c. Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Response:

The distilled spirits industry is governed by the 27 United States Code, Chapter 8, Subchapter I, and Section 205 (b) Tied houses. This law separates the spirits market participants into three categories (1) Producers; (2) Distributors; and (3) Retailers. The Company has positioned itself as a Importer. The Company is able to assume this position by virtue of the import permit granted to it by the Alcohol, and Tobacco Tax Trade Bureau which grants the Company the ability to import and sell distilled spirits,

In light of the foregoing, the Company will seek to work with retailers, nightclubs and other direct sellers to the public to market our tequila brand in an effort to obtain market share. This strategy will enable the Company to maximize free cash flow, as the inventory and carry costs will be borne by the distributor. In short, as a importer the Company expects to focus solely on the sales of its brand.

The Company does not expect to acquire, develop or otherwise obtain other distilled spirit brands, but rather will seek to establish and market its own tequila brand.

Revenue from U.S. tequila sales last year rose by 11% to $1.06 billion, according to figures from the Distilled Spirits Council. More tellingly, while overall sales by volume were up by 20.6% for the last two years, sales of high-end premium brands have grown by a whopping 51% in the same period. Accordingly, the Company expects that a tangible market exists for their product. (Passmore, Nick, Viva Tequila!, http://www.forbes.com/2005/05/04/cx_np_0504feat.html).

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

d. Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Response:

The Company intends to promote and market the product mix through a combination of traditional distribution agreements with the major alcoholic beverage distributors, and through product placements in popular events, concerts, radio, nightclubs, restaurants', TV programming, feature films, and celebrity endorsements. We intend to seek to establish a strong internet promotional strategy focused on the youth-oriented consumer. The company expects to achieve this with the following initiatives outlined below:

- Recording Industry: The company will seek to secure the endorsement of DJs from the two major genres, hip-hop, and house music to promote within their respective recordings and arenas.

- Celebrity Endorsement: The Company will seek to secure the endorsements of these individuals.
- Club Promotion: The Company will seek to arrange for promotional events in conjunction with bars and nightclubs throughout the United States.
- Internet Strategy: The Company will seek to obtain joint promotional arrangements with various internet blogs, columns, and portals to raise awareness of the brand and draw attention to the company site, which will show footage of celebrity's events, promotional model search tour, and upcoming sponsored concerts.
- Direct Sales: The Company will seek to employ or otherwise contract with on an independent contractor basis sales professionals who will seek to market our product on a wholesale level through traditional sales channels.

e. State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Reponse:

The Company does not currently have any orders for its product at present.

f. State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Response:

The current employees of the Company (3) are as follows. Each of the following are executives of the Company.

- Jessica Gutierrez, Chief Executive Officer: Ms. Gutierrez has been working with Fuego Fino promotions since 2007. She has organized events to promote alcoholic beverages, nightclubs, and artists. The most recent event Ms. Gutierrez coordinated was a concert for Mexican artist Joan Sebastian. Her true strength lies in her experience with producing Mezcal, the father of tequila, which her family has produced for 20 years. She brings product knowledge and manufacturing connections to the table.
- Kanisha Carr Chief Marketing Officer: Ms. Carr is the Company's Chief Marketing Officer. She brings nearly ten years of marketing experience to the Company. Since 2006, she has served as the Marketing Coordinator with Threat Drywall Co. in Lawrenceville, Georgia where she has led the company's marketing and vendor relationship functions. She is a graduate of the University of Georgia with a bachelor's degree in advertising and obtained her master's degree from Boston University. Her style of management is to become a personal personification of the brand, and instill its principles through hands-on training of each employee within her realm. She will be a key party in the execution of our marketing plan.

- Jorge Quiroz, Chief Financial Officer: Jorge Quiroz has worked as an Account Executive for the US Hispanic / Latin Division of the multinational IMG, International Management Group and has created and managed event marketing platforms, in addition to negotiated sponsorship agreements for companies such as DHL, American Express, LAN Airlines, Sharpie Latin America, the Greater Miami Convention & Visitors Bureau, Red Bull, Allied Domecq, Pernod Ricard, and others. He is the Managing Director of a beverage importer overseeing the brand management, online marketing, and promotional efforts to strengthen the distribution efforts in the market. In addition, Jorge owns a marketing and consulting agency that specializes in the beverage industry, including wines and spirits, offering integrated marketing services with a special emphasis on social media marketing, event marketing platforms, and content development.

The Company's Chief Legal Counsel, John Howes is not an employee of the Company, but has agreed to to serve as an executive of the Company should the Company raise financing sufficient toafford this expense. To date, Mr. Howes has not provided any legal services to the Company. He has offered his services to the Company at the rate of $350.00 per hour. Mr. Howes is in private practice and is under no obligation to make his services available to the Company.

- Chief Legal Counsel: John R Howes, Education/Degrees: Bachelor of Arts in History, Mars Hill College Juris Doctor, Stetson University College of Law "AV" Rated by Martindale-Hubbell, Bar Register of Preeminent Lawyers 5 out of 5 Admitted To: • Florida Bar 1976, • Florida Supreme Court • Middle District of Florida 1976, • Southern District of Florida 1978, • Northern District of Florida, • Southern District of Alabama, • Third Circuit Court of Appeals, • Fifth Circuit Court of Appeals, • Seventh Circuit Court of Appeals, • Eleventh Circuit Court of Appeals: John through his over 30 years of experience shall head up the firms legal compliance team. Assuring all the companies business endeavors stay compliant with both state and federal laws. John was a key figure in the hiring of Grey Robinson as legal advisors.

Outside of the foregoing, there currently does not exist any supplemental compensation arrangement with any of our employees. The Company expects to employ four (4) officers, approximately five (5) salespersons and three (3) administrative professionals in the next twelve (12) months.

g. Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Response:

The Company leases offices in Aventura, FL under an operating lease which expires on December 31, December 31, 2013. The lease includes a base rent with minimum lease payments of $ 1,188 due in 2012 and $ 1,188 due in 2013 plus applicable sales taxes of $ 83.16 due in 2012 and 2013. This lease commenced on January 1, 2012 so there were no historical payments on this lease as of the financial statement reporting date.

The Company has successfully obtained a United States trademark for "Sicario "S"" (Serial No.

85313250). The standard character mark for “Sicario "S"” is pending trademark before the United States Patent and Trademark Office (Serial No. 85-313,250). “Sicario "S"” was developed internally by the Company and was not otherwise acquired from any third party. The trademark application was caused to be filed by the Company.

The formula for Sicario "S" is a trade secret of the Company, but is not otherwise protected pursuant to any patent. Jessica Gutierrez is responsible for developing the formula. The trade secret was assigned to the Company as consideration for Ms. Gutierrez's original subscription of common stock. There have not been any third-party taste-testing or other evaluations done with regards to the formula. The Company has not expended any sums with regards to testing, developing or otherwise enhancing the formula and does not expect to expend any sums with respect thereto in the next twelve (12) months.

h. Indicate the extent to which the Company’s operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Response:

The Company has successfully obtained a United States trademark for “Sicario "S"” (Serial No. 85313250). The standard character mark for “Sicario "S"” is pending trademark before the United State Patent and Trademark Office (Serial No. 85-313,250). The formula for Sicario "S" is a trade secret of the Company, but is not otherwise protected pursuant to any patent. The Company will seek to enter into a confidentiality agreement with any future producers once production is undertaken. During the fiscal year ended December 31, 2011, the Company spent $1,500.00 to its trademark attorney in connection with obtaining this trademark. It does not expect to spend any further amounts relating to preserving this trademark.

The Company is licensed to import distilled spirits, including, specifically, tequila, by the United States Alcohol Tobacco Tax and Trade Bureau (Permit No. GA-1-21002). Such license is required by the United States to import distilled spirits for resale in the United States. That license is subject to revocation by the Bureau upon a number of statutorily enumerated factors. The Company had no out of pocket fees related to obtaining this license as it does not call for the payment of a fee. The Company does not expect to spend any amounts relating to renewing and maintaining this license.

In addition, the Instituto Mexicano de la Propiedad Industrial has approved our contract with Destiladora Del Valle De Tequila S.A. DE C.V to have our brand of tequila manufactured in Mexico and exported therefrom to the United States and elsewhere. The Company believes that such license cannot be revoked by the Mexican government. The Company had no out of pocket fees related to obtaining this license as it does not call for the payment of a fee. The Company does not expect to spend any amounts relating to renewing and maintaining this license.

The Company does not expect to incur any additional expenses relating to research and development in the coming year.

I. If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Response:

The distilled spirits industry is governed by the 27 United States Code, Chapter 8, Subchapter I, and Section 205 (b) Tied houses. This law separates the spirits market participants into three categories (1) Producers; (2) Distributors; and (3) Retailers. The Company is a licensed importer of distilled spirits and is subject to such regulation. The Issuer carries a license to import distilled spirits issued by the United States Department of Treasury. This is the only government license that the Issuer requires to execute upon its business plan.

j. State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Response;

The Company does not have any subsidiaries.

k. Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Response:

Fuego Fino, Inc., a corporation organized under the laws of the State of Georgia, ("FFI") was acquired by the issuer on August 10, 2011 pursuant to an agreement whereby the issuer acquired the entirety of FFI's issued and outstanding shares of stock, 51,637 common shares in exchange for 51,637 shares of the issuer.

On December 22, 2012, the Director of the Company executed a 9,683 for 1 forward stock split. Accordingly, after the split, there existed 500,001,071 shares of the Company's stock issued and outstanding. Our Chief Executive Officer, Jessica Gutierrez owns all of such shares.

4.

a. If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Response:

The Company was not profitable because it did not have any operations during its last fiscal year. The Company was unable to conduct operations as it lacked adequate working capital to sustain even marginal operations.

In order to achieve profitability, the Company believes that the following must occur:

1. The Company must complete the offering of its common stock contemplated herein. The Company expects that the completion of such offering will take approximately three to five months. The Company expects that the proceeds of the offering contemplated herein will provide it with sufficient working capital, $5,000,000, should we sell the maximum amount contemplated in this Offering, to begin operations. However, the Company believes that it can commence marginal operations with $50,000 in working capital.

2. Given at least the minimum amount of working capital, the Company will seek to allocate certain monies for sales and marketing, which includes, but is not limited to, the creation of online and print media. Moreover, the Company intends to engage contract, commission-based salespersons to employ a direct marketing strategy. That is, the Company will seek to market its inventory direct to end-sellers of such product – taverns, nightclubs and retail stores. The Company expects to begin its marketing efforts within six months of the completion of the offering contemplated herein. The Company believes that a comprehensive marketing and sales program will cost approximately $350,000.00. Concomitant expenses relating to the employment of the requisite staff as well as compensating our current officers is approximately $125,000.00; and

3. Assuming sufficient market demand for our product so as to allow us to purchase and distribute our product without loss – approximated to be $25,000 in sales in a three month period, the Company will first then seek to purchase its Sicario "S" product through its agreement with Destiladora Del Valle De Tequila S.A. DE C.V. The Company expects that, all things being considered, production by Destiladora Del Valle De Tequila S.A. DE C.V can begin within one year from the completion of the offering contemplated herein and may take approximately one to two months to fulfill customer orders. The distribution of the product will be made pursuant to the Company's agreement with MHW Ltd. The Company believes that the cost to first purchase and then distribute its product to be $200,000.00;

In light of the foregoing, the Company believes that it will obtain profitability given the above-steps are met and it is able to obtain sufficient economies of scale.

b. State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12).

<u>Response</u>:

Should the Company fail to meet any of the milestones described in paragraph "a" above, its ability to achieve profitability will be severely hampered. Most notably, should the Company fail to obtain adequate working capital through the offering contemplated herein, it will not be able to commence operations. In such instance, the Company may seek other sources of financing, such as debt, to obtain the requisite working capital. If it is not successful obtaining working capital, it is likely that the Company will never achieve profitability.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)
   Response:

   Total: ($41,762)

   If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.
   Response:

   Not Applicable.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

Response:

Total: ($8,178.00)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The Company is a development stage company. The Company expects that the value of its intangible assets, including, specifically, the value of its trade secrets covering the formula for its tequila product is such that it justifies the offering price of $.01 per share.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

Response:

On November 23, 2011, the Company made a promissory note in the amount of $125,000 in favor of Mariah Anne Taylor. The promissory note is convertible into shares of the Issuer's common stock at the Issuer's direction at a price equal to the average price at which its common stock trades on the five (5) days prior to conversion, or, if applicable, at the offering or exchange price should Issuer merge into another publicly traded company.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible

securities offered in this offering.)

Response:

If the maximum is sold: 19.99% If the minimum is sold: 0 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

Response:

If the maximum is sold: $1,051,637. If the minimum is sold: $(51,637).

⇧ These values do not assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $N/A .

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

Response:

	Min. Offering 0%	50.00% Offering	Max. Offering 100%
Total Proceeds:	$0.00	$500,000.00	$1,000,000.00
LESS – OFFERING EXPENSES			
Legal & Accounting	$15,000.00	$15,000.00	$15,000.00
Advertising & Copying	$5,000.00	$5,000.00	$5,000.00
Other	$1,000.00	$1,000.00	$1,000.00
Net Proceeds:	-$21,000.00	$479,000.00	$979,000.00
USE OF NET PROCEEDS			
Marketing & Advertisement:			
Direct (Web, MMS & Print)	$0.00	$25,000.00	$50,000.00
Indirect (Wholesale & Retail)	$0.00	$25,000.00	$50,000.00
Other (Club Promotion)	$0.00	$50,000.00	$100,000.00
Salaries and Wages	$0.00	$25,000.00	$50,000.00
Inventory Acquisition	$0.00	$90,000.00	180000
Distribution	$0.00	$75,000.00	150000
Professional Fees	$0.00	$30,000.00	60000
General Variable Expenses	$0.00	$55,000.00	110000
Debt Service	$0.00	$125,000.00	$125,000.00
Totals:	-$21,000.00	479,000.00	$979,000.00

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Response:

The proceeds of the offering will first be applied to legal and administrative expenses.

Specifically, the costs associated with this offering, including, specifically, professional fees for attorneys and accountants. We also anticipate incurring costs in conjunction with distributing this offering circular.

Next, proceeds of the offering will be dedicated to establishing a sales and marketing program to further promote our brand and product offering. This contemplates using proceeds towards print and online media advertising, as well as marketing events throughout the United States.

Third, the proceeds of the offering will be used to purchase our product. Specifically, management anticipates that the aforementioned marketing efforts will generate consumer demand for our product. The Company wil then seek to purchase the Sicario "S" product through its agreement with Destiladora Del Valle De Tequila S.A. DE C.V.

Next, the Company will endeavor to compensate its officers and commisson-based salespersons.

Next the Company will seek to retire its unsecured debt obligation.

Finally, will expect to incur ongoing costs related to professional fees, such as accountants and attorneys.

> Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10.

(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Response:

Not Applicable.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Response:

As of November 30, 2011 the Company has a promissory note outstanding with Mariah Anne Taylor in the principal amount $125,000, carrying an annual interest rate of 13.5%. This note was executed on

November 23, 2011 to provide bridge financing for working capital needs. The promissory note is convertible into shares of the Issuer's common stock at the Issuer's direction at a price equal to the average price at which its common stock trades on the five (5) days prior to conversion, or, if applicable, at the offering or exchange price should Issuer merge into another publicly traded company. The note becomes due and payable on June 1, 013.. The provisions of the note state that the Company must retire the note prior to assuming any further obligations. The proceeds of this note was used for general working capital purposes.

In addition, on November 25,2011, the Company made a promissory note in the principal amount of $30,000/00 in favor of our Chief Executive Officer, Jessica Gutierrez. The note is payable upon demand and carries and interest rate of three (3%) percent per annum.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Response:

The Company does not intend to seek to make any capital investment or other acquisition.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Response:

Not Applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Response:

The Company is a developmental stage company and currently does not have any operations. Accordingly, the Company does not have any short or long term trade payables. The Company does, however, have short term debt payable. On November 23, 2011, the Company made a promissory note in the amount of $125,000.00 in favor of Mariah Anne Taylor, 6838 N. Delaware, Portland, OR 97217, The promissory note is convertible into shares of the Issuer's common stock at the Issuer's direction at a price equal to the average price at which its common stock trades on the five (5) days prior to conversion, or, if applicable, at the offering or exchange price should Issuer merge into another publicly traded company. . The Company does not have any long term debt obligations.

The Company is not in default on any material obligation at this time. The Company anticipates that it may encounter cash flow and liquidity problems should it fail to successfully obtain sufficient working capital from either the offering contemplated herein or any other offering of its securities, should it attempt to do so.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Response:

The Company believes that the proceeds from the offering contemplated herein, should the Company be successful in reaching the maximum offering, will be sufficient to satisfy the Company's cash requirements for the next twelve (12) months. In the event the Company fails to reach the maximum offering, the Company believes that it will not be able to fully execute its business plan. In such instance, the Company expects that it will seek to raise capital from other sources. The Company has not identified any specific sources of alternative financing as of this offering. The Company has not decided whether it would seek to obtain debt or equity financing. In either such instance, such additional financing may encumber the Company's assets to the extent if its common shareholders' interests or otherwise may provide these subsequent investors with a preference in a liquidation scenario.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

Response:

		Amount Outstanding	
	As Of:	As Adjusted	As Adjusted
	12/31/11	Minimum	Maximum
Debt:			
Short Term Debt (Avg Rate 13.5%)	$125,223.00	$125,233.00	$125,233.00
Long Term Debt			
Total Debt	$125,223.00	$125,223.00	$125,223.00
Stockholders equity (deficit)			
Preferred Stock	$0.00	$0.00	$0.00
Common Stock ($.01 Par)	$51,637.00	$51,637.00	$1,051,637.00
Additional Paid In Capital	$200.00	$200.00	$200.00
Retained Earnings (deficit)	-$9,852.00	-$9,852.00	-$9,852.00
Total Capitalization	$167,208.00	$167,208.00	$1,167,208.00

Number of preferred shares authorized to be outstanding: None

Number of common shares authorized: 1,000,000,000. Par value stated per share, if any: $.01

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: none

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] Common Stock

[ ] Preferred or Preference Stock

[ ] Notes or Debentures

[ ] Units of two or more types of securities composed of:

____

[ ]
Other:____

____

15. These securities have:
Yes No

[x] [ ] Cumulative voting rights

[ ] [x] Other special voting rights

[ ] [x] Preemptive rights to purchase in new issues of shares

[ ] [x] Preference as to dividends or interest

[ ] [x] Preference upon liquidation

[ ] [x] Other special rights or preferences (specify):

____

Explain:

16. Are the securities convertible? [ ] Yes [x] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____ /____ /____
Date when conversion expires: ____ /____ /____

17. (a) If securities are notes or other types of debt securities: N/A

(1) What is the interest rate?________% If interest rate is variable or multiple rates, describe:

____

(2) What is the maturity date?____ /____ /____ If serial maturity dates, describe:

____

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No Describe:

____

____

(4) Is there a trust indenture? [ ] Yes [ ] No Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No Describe, including redemption prices: ____________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe:

____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

(8)

N/A

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

18. If Securities are Preference or Preferred Stock:

Are unpaid dividends cumulative? [] yes [x] no

Are securities callable? [] yes [x] no

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Response:

Not Applicable

20. Current amount of assets available for payment of dividends?

Response:

The Company has no assets available for the payment of dividends. Its current deficit is ($51,614.00) (

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Response:

This offering is not being made through selling agents.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Response:

Not Applicable.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

Response:

Not Applicable.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Response:

Name: Jessica Gutierrez
Address: 20900 NE 30th Ave Ste. 800, Aventura, FL. 33180
Telephone No.: (800) 527-7221

With regards to Jessica Gutierrez, the Rule 3a4-1 Safe Harbor provision applies. Rule 3a4-1 provides a non-exclusive safe harbor from the definition of a broker for persons associated with an issuer who are engaged in securities related activities incident to their duties on behalf of the issuer. An officer of the issuer, such as Ms. Gutierrez, who is not a registered representative of broker-dealers, may be considered "associated persons" for purposes of Rule 3a4-1, in which case she is exempt from registration and will be permitted to engage in limited sales activities.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Response:

This offering is made pursuant to Section 3(b) of the Securities Act of 1933 and Regulation A promulgated thereunder by the Securities and Exchange Commission. Regulation A provides for an exemption for public offerings not exceeding $5 million in any twelve (12) month period. The Company notes that Regulation A does not impose any reporting obligations found under the Exchange Act upon us except in the event we reach more than $10 million in total assets and more than 500 shareholders. The Company does not expect exceeding these qualifiers in the foreseeable future.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[x] No

26.

(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Response:

Not Applicable.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:
Will interest on proceeds during escrow period be paid to investors? [ ] Yes[x] No

Response:

Not Applicable.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Response:

Presently outstanding shares will remain restricted within the meaning of Rule 144.

> Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Response:

Not Applicable.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:
Name: Jessica Gutierrez, aged 24 years
Office Street Address: 20900 NE 30th Ave., Ste. 800, Aventura, FL 33180
Telephone No.: (800) 527-7221
Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: N/A

Curriculum Vitae:
Having grown up working for her family's spirits importing business, Ms. Gutierrez founded Fuego Fino in 2007 and has been working exclusively with the Company since that time. In her capacity as Chief Executive Officer, Ms. Gutierrez has been responsible for: establishing the relationship with the Company's production partner; identifying the Company's packaging partners; coordinating legal counsel to establish the Company's intellectual property portfolio; obtaining the Company's exporter license with the Mexican government; and spearheading the Company's marketing and branding efforts through various print, media and online avenues. Ms. Gutierrez graduated from ACE Charter High School in Tuscon, Arizona, in 2007.

30. Chief Operating Officer: N/A
Title:____
Name: __________________________Age: ____________________ Office Street Address:__________________ Telephone No.: ( ) ____________
Also a Director of the Company [ ] Yes [ ] No0
Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer:
Name: Jorge Quiroz, aged 42 years
Office Street Address: 20900 NE 30th Ave., Ste. 200, Aventura, FL 33180
Telephone No.: (800) 527-7221
Also a Director of the Company [ ] Yes [x] No
Indicate amount of time to be spent on Company matters if less than full time: 50%

Curriculum Vitae:
Jorge Quiroz has worked as an Account Executive for the US Hispanic / Latin Division of the multinational IMG, International Management Group and has created and managed event marketing platforms, in addition to negotiated sponsorship agreements for companies such as DHL, American Express, LAN Airlines, Sharpie Latin America, the Greater Miami Convention & Visitors Bureau, Red Bull, Allied Domecq, Pernod Ricard, and others. He is the Managing Director of a beverage importer overseeing the brand management, online marketing, and promotional efforts to strengthen the distribution efforts in the market. In addition, Jorge owns a marketing and consulting agency that specializes in the beverage industry, including wines and spirits, offering integrated marketing services with a special emphasis on social media marketing, event marketing platforms, and content development.

32. Other Key Personnel:
(A) Title: Chief Legal Officer
Name: John Howes, aged 56 years

Street Address: 633 Southeast 3rd Avenue 4R, Fort Lauderdale, FL 33301
Telephone No.: (800) 527-7221
Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 10%
Curriculum Vitae:
Mr. Howes brings over thirty years' experience to the Company. Education/Degrees: Bachelor of Arts in History, Mars Hill College Juris Doctor, Stetson University College of Law "AV" Rated by Martindale-Hubbell, Bar Register of Preeminent Lawyers 5 out of 5 Admitted To: • Florida Bar 1976, • Florida Supreme Court • Middle District of Florida 1976, • Southern District of Florida 1978, • Northern District of Florida, • Southern District of Alabama, • Third Circuit Court of Appeals, • Fifth Circuit Court of Appeals, • Seventh Circuit Court of Appeals, • Eleventh Circuit Court of Appeals:

(B) Title: Chief Marketing Officer
Name: Kanisha Carr, aged 30 years
Office Street Address: 20900 NE 30th Ave., Ste. 800, Aventura, FL 33180
Telephone No.: (800) 527-7221
Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 50%

Curriculum Vitae:

Ms. Carr is the Company's Chief Marketing Officer. She brings nearly ten years of marketing experience to the Company. Since 2006, she has served as the Marketing Coordinator with Threat Drywall Co. in Lawrenceville, Georgia where she has led the company's marketing and vendor relationship functions. She is a graduate of the University of Georgia with a bachelor's degree in advertising and obtained her master's degree from Boston University.

DIRECTORS OF THE COMPANY

Number of Directors: 3 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Response:

Not Applicable.

Information concerning outside or other Directors (i.e. those not described above):

1. Jessica Gutierrez, 23, Director, 20900 NE 30th Ave., Ste. 800, Aventura, FL 33180 ;
2. Kanisha Carr, 30, Director, 20900 NE 30th Ave., Ste. 800, Aventura, FL 33180 ;
3. John Howes, Director, 56, 633 Southeast 3rd Avenue, Ste. 4R, Fort Lauderdale, FL 33301-3151

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[ ] Yes [x] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Response:

Not Applicable.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Response:

Not Applicable.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Response:

Our Chief Legal Officer John Howes is an attorney in private practice and not an employee of the Company. To date, Mr. Howes has not provided any legal services to the Company. Moreover, he is under no ongoing contractual obligation to provide services to the Company. Mr. Howes is engaged by the Company pursuant to an verbal agreement pursuant to which the Company has agreed to compensate him at the rate of $350.00 per hour of service provided. Mr. Howes availability to render services to the Company is subject to his availability given his other commitments. Therefore, there can be no guarantee that Mr. Howes will be able to assist the Company in any given matter, should his services become necessary.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Response:

Not Applicable.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Response:

Not Applicable.

> Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Response:

	Class	$/Share	No. of Shares	% of Total	Total if Max Offering	% of Total if Max Offering	
Jessica Gutierrez	Common	$.01	500001071	100.00%	500001071	80.00%	

Office Street Address:

20900 NE 30th Ave., Ste. 800, Aventura, FL 33180

Principal occupation: Chief Executive Officer

38. Number of shares beneficially owned by Officers and Directors as a group:

Response:

Before offering: 500,001,071 shares (100.00 % of total outstanding)

After offering:
a) Assuming minimum securities sold: 500,001,071 (100% of total outstanding)
b) Assuming maximum securities sold: 500,001,071 shares (83.33% of total outstanding)
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Response:

Not Applicable.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Response:

The Company has a promissory note due from the Company's Chairman and CEO Jessica Gutierrez as of November 30, 2011 for $ 30,000. This note was negotiated on November 25, 2011 with an interest rate is 3.0% per annum. The note is unsecured and is due upon demand of the Company with any accrued interest that may be due at that time and the note is non assumable without the written consent of the Company.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Response:

None of the Company's officers, directors, key personnel or 10% stockholders have guaranteed or co-signed any obligation of the Company.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

Responses:

The Company has not heretofore provided renumeration to its Officers, Directors or key personnel.

(b)If remuneration is expected to change or has been unpaid in prior years, explain:

Response:

The Company expects that the if proceeds of this offering, if deemed to be reasonable sufficient, it will thereafter seek to provide salaries to our officers. We do not expect to separately compensate our directors. Currently, none of our officers are owed any compensation for services rendered to the

Company. The Company intends to seek to enter into employment agreements with each of our officers following the offering. The Company expects that each such employment agreement will be individually negotiated with each officer, and, accordingly, cannot estimate the compensation to be promised to each such officer under any agreement. The amount raised pursuant to this offering will weigh heavily with regards to the relative compensation offered to each officer.

(c) If any employment agreements exist or are contemplated, describe:

Response:

Not Applicable.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

Response:

Not Applicable.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

Response:

Not Applicable.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Response:

Not Applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Response:

The Company is highly dependent upon its Chief Executive Officer, Jessica Gutierrez. The Company believes that Ms. Gutierrez's experience with regards to the tequila industry significant and necessary for the execution of our business plan. At present, the Company does not have a formal employment agreement or agreement not to compete with Ms. Gutierrez. Should the Company be successful in raising capital pursuant to this offering, the Company expects to seek to enter into an employment agreement and agreement not to compete with Ms. Gutierrez. The Company expects that Ms. Gutierrez can mutually agree to enter into such agreements, however, no guarantees exist that she will stay in the employ of the Company.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Response:

Not Applicable.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering,indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.
Name of Tax Advisor:____
Address: ____ Telephone No. ( )____ - ____________
Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

Response:

The Company is a "C" corporation within the meaning the Internal Revenue Code.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Response:

Not Applicable.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Response:

FUEGO FINO, INC.
(A DEVELOPMENTAL STAGE COMPANY)
CONSOL. STATEMENT OF OPERATIONS
UNAUDITED

	For the Year Ended Dec. 31, 2011	For the Year Ended Dec 31, 2012
Net Sales	$ -	$ -
Cost of Sales	$0.00	$0.00
Gross Profit	$0.00	$0.00
Selling, General, and Administrative Expenses	$9,652.00	$67,048.90
Depreciation and Amortization	$0.00	$0.00
Total Operating Expenses	$9,652.00	$67,048.90
Income (Loss) From Operations	-$9,652.00	-$67,048.90
Other Income and Expenses		
Interest Income	$0.00	$0.00
Interest Expense	$0.00	-$11,236.00
Gain (Loss) on Investments	$0.00	$0.00
Other	$0.00	$0.00
Total Other Income and (Expenses)	$0.00	-$11,236.00
Income Before Income Taxed	-$9,652.00	-$78,284.90
Income Tax Expense	$0.00	$0.00
Net Income	-$9,652.00	-$78,284.90
Earnings (Loss) Per Share:		
Basic	-$0.83	-$0.00016
Diluted	-$0.83	-$0.00016

The accompanying notes are an integral part of the financial statements

FUEGO FINO, INC.
(A DEVELOPMENTAL STAGE COMPANY)
CONSOL. BALANCE SHEET
UNAUDITED

	Dec 31, 2011	Dec 31, 2012
ASSETS:		
Current Assets:		
Cash	$83,822.00	$5,737.10
Prepaid Expenses	$3,000.00	$33,718.90
Notes Receivable	$30,000.00	$30,000.00
Total Current Assets	$116,822.00	$69,456.00
Intangibles, Net	$8,401.00	$8,401.00
TOTAL ASSETS	$125,223.00	$77,857.00
LIABILITIES AND STOCKHOLDERS EQUITY		
Current Liabilities	$125,000.00	$113,956.90
Long-Term Liabilities	$0.00	$0.00
TOTAL LIABILITIES	$125,000.00	$113,956.90
STOCKHOLDERS EQUITY		
Common Stock, par value $.01, 1,000,000,000 authorized as of December 31, 2012, 500,001,071 issued as of December 31, 2012	$51,637.00	$51,637.00
Paid In Capital	$200.00	$200.00
Retained Earnings (Deficit)	-$9,852.00	-$88,136.90
Total Stockholders Equity	$223.00	-$36,299.90
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$125,223.00	$77,657.00

The accompanying notes are an integral part of the financial statements

FUEGO FINO, INC.
(A DEVELOPMENTAL STAGE COMPANY)
CONOL. STATEMENT OF CASH FLOWS
UNAUDITED

	For the Year Ended Dec. 31, 2011	For the Year Ended Dec 31, 2012
Cash flows from operating activities		
Net Income (Loss)	($41,762)	($78,085)
Adjustments to reconcile net income to net cash from operating activities	0	0
Change in assets and liabilities	0	($2,999)
Net cash (used in) provided by operating activities	($41,762)	($78,085)
Cash flows from investing activities:		
Purchase of notes receivable	($30,000)	0
Net cash used in investing activities	($30,000)	0
Cash flows from financing activities:		
Net borrowings on long term debt	125,000	
Costs on long term debt	-8,401	0
Proceeds from common stock issued	40,050	0
Proceeds from paid in capital	0	0
Net cash provided by financing activities	$156,649	$0
Net increase (decrease) in cash equivalents	84,887	($81,084)
Cash and equivalents, beginning of period	1,935	86,822
Cash and equivalents, end of period	$86,822	$5,738

The accompanying notes are an integral part of the financial statements

FUEGO FINO, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
UNAUDITED

	Common Stock 1,000,000,000 shares authorized			
	Shares Issued	Par Value $.01 per share	Accumulated Deficit	Total
BALANCE - NOVEMBER 9, 2009 (INCEPTION DATE)	-	$-	$-	$-
Common stock sold	11,587	11,587	-	11,587
Net loss	-	-	-	-
DEFICIENCY - DECEMBER 31, 2010	11,587	11,587	Err:501	11,587
Common stock sold	40,050	40,050	-	40,050
Net loss	-	-	(9,652)	(9,652)
DEFICIENCY - DECEMBER 31, 2011	51,637	51,637	(9,652)	41,985
Common stock sold		-	-	-
Net loss	-	-	(78,284)	(78,284)
DEFCIENCY – DECEMBER 31, 2012	51,637	$51,637	$(87,936)	$(36,299)

FUEGO FINO, INC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2012

NOTE 1: ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company

Fuego Fino, Inc. (the "FFI-GA") was incorporated on November 2, 2009 as a Georgia based company. On August 10, 2011 FFI-GA was acquired by a Florida based company, Fuego Fino, Inc. ("FFI-FL") in a Share Exchange agreement, whereby FFI-FL acquired all of FFI-GA's authorized shares of stock, 51,637 shares, in return for 51,637 shares of FFI-FL stock based on a par value of $1.00 per share. FFI-FL had no operations until its acquisition of FFI-GA. For purposes herein, FFI-FL shall be referred to as the "Company".

On December 22, 2012, the Director of the Company executed a 9,683 for 1 forward stock split. Accordingly, after the split, there existed 500,001,071 shares of the Company's stock issued and outstanding.

We are a developmental stage company with the goal of establishing ourselves as a tequila importer and marketer. We have initiated our development and start-activities, but have not yet commenced planned principal operations. The Company's tax reporting year end is December

Opinion of Management

In the opinion of management, the accompanying unaudited Consolidated Balance Sheets, Consolidated Statements of Operations, and Consolidated Statements of Cash Flows of the Company are fair statements of its financial position as of December 31, 2011 and December 31, 2012, respectively, In the opinion of management, all normal recurring adjustments necessary for a fair statement of the period results have been made. These consolidated financial statements and notes are presented in accordance with the instructions for Form 1-A

Unaudited

The financial statements represent a compilation based on the representation of financial information from management. There was no audit performed. A summary of the company's significant accounting policies follow:

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principals generally accepted in the United States of America.

Revenue and Cost Recognition

The Company is in the development stage and has not realized revenue from operations. The Company recognizes revenues when completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable. .

Use of Accounting Estimates

The preparation financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements. Actual results may differ from these estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand to be cash and cash equivalents. As of December 31, 2011 and December 31, 2012 the Company's cash and cash equivalents were deposited primarily in two and three high quality financial institutions, respectively.

Consolidated Financial Statements

The consolidated financial statements include Fuego Fino, Inc., a Georgia corporation ("FFI-GA").. FFI-GA was acquired by Fuego Fino, Inc., a Florida corporation ("FFI-FL") on August 11, 2011 through a dollar for dollar share exchange. The shares of FFI-GA were retired and the company dissolved. Accordingly, there are no licenses, vendor contracts or other obligations still in the name of FFI-GA, as any such agreements inure to the benefit of FFI-FL as successor-in-interest to FFI-GA. As the provisions of ASC 805-20 were effective for assets or liabilities arising from contingencies in business combinations as of the acquisition date, such transaction did not have an impact on our financial condition, results of operations or cash flows Moreover, the Company files a consolidated tax return and has been accounting for all activities through the parent, there should be no financial or tax implications related to the formal procedures which would be undertaken to deactivate the subsidiary. Intercompany balances and transactions have been eliminated.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company has a promissory note due from the Company's Chairman and CEO as of November 30, 2011 for $ 30,000. This note was negotiated on November 25, 2011 with an interest rate is 3.0% per annum. The note is unsecured and is due upon demand of the Company with any accrued interest that may be due at that time and the note is non assumable without the written consent of the Company.

NOTE 4: LOAN COSTS

As of November 30, 2011 the Company has an intangible asset for loan costs of $ 8,401. This represents costs incurred by the Company in a November 23, 2011 transaction in which the Company borrowed $ 125,000 from a third party. The Company will begin amortizing these costs over the life of the note starting in December, 2011. The maturity date of the loan is December 1, 2012 so the monthly amortization of these loan costs will be $ 626. The note transaction is described more fully in NOTE 5 which follows.

NOTE 5: NOTE PAYABLE

As of November 30, 2011 the Company has a promissory note outstanding with an individual third party for $ 125,000. This note was executed on November 23, 2011 to provide bridge financing for working capital needs. The prominent terms of this note are listed below.

The interest rate is 13.5% per annum with monthly payments commencing on Dec. 1, 2011

The maturity date of the note is June 1, 2013

Prepayment Demand: If at any time before the maturity date the Company completes an underwriting of its common stock that results in at least $ 2,000,000 in net proceeds then the note holder may submit a written demand to the Company for all amounts owed under the note and the Company will have the obligation to remit this within ten days following receipt of this prepayment notice.

The note has senior indebtedness status and is to be paid before any other debts outstanding at the time of note execution, November 23, 2011.

Common Stock Conversion: At any time before the maturity date the Company has the right but not the obligation to convert the note into the common stock of the Company. If this occurs the conversion shares to the loan holder will be based on a conversion price equal to: (1) the average price of the Company's common stock during the five days prior to conversion or (2) the offering price or exchange price in the event of a merger or exchange of stock by the Company into or with a publicly-traded company or a public offering of the securities of the Company or its successor.

NOTE 6: EARNINGS PER SHARE

Basic earnings or loss per common share are computed by dividing net income or loss by the weighted average number of common shares outstanding. Diluted earnings or loss per share are calculated taking into account all potentially dilutive securities.

NOTE 7: COMMITMENTS

Lease Commitments

The Company leases offices in Aventura, FL under an operating lease which expires on December 31, 2013. The lease includes a base rent with minimum lease payments of $ 1,188 due in 2012 and $ 1,188 due in 2013 plus applicable sales taxes of $ 83.16 due in 2012 and 2013. This lease commenced on January 1, 2012 so there were no historical payments on this lease as of the financial statement reporting date.

NOTE 8: SUBSEQUENT EVENTS

The Company evaluated its December 31, 2012 financial statements for subsequent events through February 6, 2013, the date the financial statements were able to be issued. The company is not aware of any subsequent events which would require recognition or disclosure in the financial statements other than those already disclosed herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Response

The Company did not have any operations, and, accordingly, show a loss on its financial statements. The Company believes that the lack of adequate working capital is the lone impediment to conducting operations. Given the attainment of such capital, whether it be by way of this offering or otherwise, the Company expects to undertake meaningful operations. While the Company expects to incur a loss upon the commencement of operations, it contends that it may be able to obtain profitability should it obtain enough working capital to fully execute its business plan.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Response:

The Company does not have any historical operations, and, accordingly, cannot describe any trends with respect thereto. The Company believes that the inputs related to their product will remain stable during the short term, and as such, the cost of sales will remain relatively flat. However, the Company expects that variable costs such as transportation and wages will increase and could impact the Company's prospects of achieving profitability in the short term, if at all.

The Company further notes that it made a promissory note in favor of Mariah Anne Taylor in the amount of $125,000 on November 23, 2011. The promissory requires the Company to make monthly interest payments and matures on June 1, 2013 . Should the Company's operations be unfavorably impacted by industry or overall market events, it may experience difficulty meeting its obligations under the aforementioned promissory note. In such event, the holder of the promissory note may elect to pursue her remedies under the instrument which include, but are not limited to, litigating for the monies owed or, alternatively, seeking to pursue her rights as a secured creditor and attempting to attach the assets of the Company.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations? Approximately ______ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Response:

The Company does not currently have any sale volume.

50. Foreign sales as a percent of total sales for last fiscal year: ______ %. Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of these sales, including any anticipated changes:

Response:

The Company does not currently have any sales volume and does not expect to make any foreign and/or government sales volume within the short term.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aventura, State of Florida on February 12, 2013.

For Fuego Fino, Inc.:



By: Jessica Gutierrez
Its: Chief Executive Officer & Director



By: Jorge Quiroz
Its: Chief Financial Officer



By: Kanisha Carr
Its: Chief Marketing Officer & Director

EXHIBIT INDEX

Electronic Articles of Incorporation
For

P11000049106
FILED
May 24, 2011
Sec. Of State
tburch

FUEGO FINO INCORPORATED

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

FUEGO FINO INCORPORATED

Article II

The principal place of business address:

10 GLEN LAKE PARKWAY
SUITE 130
SANDY SPRINGS, GA. US 30328

The mailing address of the corporation is:

10 GLEN LAKE PARKWAY
SUITE 130
SANDY SPRINGS, GA. US 30328

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

1,000,000,000

Article V

The name and Florida street address of the registered agent is:

JESSICA GUTIERREZ
16425 NE COLLINS
UNIT 2211
SUNNY ISLES, FL. 33160

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: JESSICA GUTIERREZ

EXHIBIT
A

P11000049106
FILED
May 24, 2011
Sec. Of State
tburch

Article VI

The name and address of the incorporator is:

JESSICA GUTIERREZ
16425 NE COLLINS
UNIT 2211
SUNNY ISLES, FL. 33160

Electronic Signature of Incorporator: JESSICA GUTIERREZ

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: CEO
JESSICA GUTIERREZ
16425 NE COLLINS AVE, UNIT 2211
SUNNY ISLES, FL. 33160 US

Title: CFO
JESSICA GUTIERREZ
16425 NE COLLINS AVE, UNIT 2211
SUNNY ISLES, FL. 33160 US

Title: SEC.
JESSICA GUTIERREZ
16425 NE COLLINS AVE, UNIT 2211
SUNNY ISLES, FL. 33160 US

Article VIII

The effective date for this corporation shall be:

05/20/2011

PRE-INCORPORATION

STOCK SUBSCRIPTION AGREEMENT

LEKESHA JONES, referred to as PROMOTER, and JESSICA GUTIERREZ, referred to as SUBSCRIBER, agree:

PROMOTER shall organize a corporation to be named FUEGO FINO, INC., and incorporated in the state of Georgia.

The planned initial stock offering shall be shares, of 50,000 stock, with a par value of $1.00(ONE DOLLAR per share).

SUBSCRIBER agrees to purchase shares of FUEGO FINO, INC. stock upon issuance. In the event that the offering is over subscribed, the SUBSCRIBER shall be entitled to a proportional purchase of shares.

The shares purchased are not registered with the United States Securities and Exchange Commission, nor the Securities Commission of any state.

The PURCHASER represents that it is qualified under the relevant rules and regulations of the United States Securities and Exchange Commission and the Securities Commission of any state, which may have jurisdiction to purchase these shares.

The PURCHASER further represents that it is not purchasing these shares with an intention of resale, nor will it take any actions that may result in it being considered an underwriter of the shares.

Prior to any transfer of these shares, the PURCHASER shall provide to the issuer of the stock a legal opinion, in a form acceptable to the counsel for the issuer, that the transfer will not result in the loss of the exemptions from registration of the securities then claimed by issuer.

The PURCHASER further represents that it has had adequate opportunity to obtain any information relevant to the decision to purchase, and has also had adequate opportunity to consult with advisors of their choice.

The PURCHASER agrees that prior to delivery of the stock to execute the shareholders agreement dated JANUARY 1ST, 2010.

Upon execution of this agreement, the SUBSCRIBER will pay to PROMOTER the sum of $250.00(TWO HUNDRED AND FIFTY AND ZERO CENTS) which shall be used for an organizational fund for the expenses of pre-incorporation. The balance shall be due upon issuance of the shares.

Notices.

Any notice required by this Agreement or given in connection with it, shall be in writing and shall be given to the appropriate party by personal delivery, mail, or email.

[note addresses]

No Waiver.

The waiver or failure of either party to exercise in any respect any right provided in this agreement shall not be deemed a waiver of any other right or remedy to which the party may be entitled.

EXHIBIT

B

Entirety of Agreement.

The terms and conditions set forth herein constitute the entire agreement between the parties and supersede any communications or previous agreements with respect to the subject matter of this Agreement. There are no written or oral understandings directly or indirectly related to this Agreement that are not set forth herein. No change can be made to this Agreement other than in writing and signed by both parties.

Governing Law.

This Agreement shall be construed and enforced according to the laws of the State of Georgia and any dispute under this Agreement must be brought in this venue and no other.

Headings in this Agreement

The headings in this Agreement are for convenience only, confirm no rights or obligations in either party, and do not alter any terms of this Agreement.

Severability.

If any term of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then this Agreement, including all of the remaining terms, will remain in full force and effect as if such invalid or unenforceable term had never been included.

In Witness whereof, the parties have executed this Agreement as of the date first written above.

Dated: 10-9-2009



PROMOTER: LEKESHA JONES



SUBSCRIBER: JESSICA GUTIERREZ

SHARE EXCHANGE AGREEMENT

THIS AGREEMENT (the "Agreement" and/or the "Share Exchange") is entered into as of August 10th, 2011, between Fuego Fino, Inc., ("Fuego Fino Georgia."), a Georgia corporation and Fuego Fino Incorporated ("Fuego Fino Florida"), a Florida corporation.

REPRESENTATION

1. FUEGO FINO FLORIDA is a non-publicly traded corporation organized and existing under the laws of the State of Florida.

2. FUEGO FINO GEORGIA is a non-publicly traded corporation organized and existing under the laws of the State of Georgia.

AGREEMENT

In consideration of the foregoing recitals, the covenants and conditions set forth herein, and other good and valuable consideration, the receipt and Sufficiency of which are hereby acknowledged, the parties agree as follows:

1. FUEGO FINO FLORIDA will acquire 10, 00,000 shares of the authorized but unissued common stock of FUEGO FINO GEORGIA in exchange for 10,000,000 shares of the authorized but unissued common stock of FUEGO FINO FLORIDA In a dollar-for-dollar exchange based on the Par Value of $1.00 US.
2. Each of FUEGO FINO GEORGIA and FUEGO FINO FLORIDA shall take, or cause to be taken, all action or do, or cause to be done, all things necessary, proper or advisable under the laws of the State of Georgia and the State of Florida to consummate and make effective the Share Exchange.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered This AGREEMENT as of the date first set forth above.



By: Jessica Gutierrez
Its: Chairman & CEO



By: Jessica Gutierrez
Its: Chairman & CEO


EXHIBIT
C

2012-IMP-00049-O

DEPARTMENT OF THE TREASURY - ALCOHOL AND TOBACCO TAX AND TRADE BUREAU

BASIC PERMIT

(Under Federal Alcohol Administration Act)

1.PERMIT NUMBER
FL-I-21059

2.DATE OF PERMIT
01/31/2012

3.REGISTRY NUMBER (if applicable)

4.DATE OF APPLICATION 01/31/2012

5. NAME AND ADDRESS OF PERMITTEE (Number and street, city or town, State and Zip Code)

FUEGO FINO, INC.

20900 NE 30TH AVE, STE# 200
AVENTURA, FL 33180-0000


ALCOHOL AND TOBACCO TAX AND TRADE BUREAU

6. TRADE NAMES AUTHORIZED BY THIS PERMIT (Trade name approval does not constitute approval as a brand name for labeling purposes. If needed, list on reverse or use continuation sheet.)

*Used for Contract Bottling or Packaging/Branding Purposes

7. PERMIT GRANTED FOR (ONE TYPE OF OPERATION ONLY)

Pursuant to the application of the date indicated in item 4, you are authorized and permitted to engage, at the above address, in the business of:

a. [ ] Distilled Spirits - [ ] distiller [ ] rectifier (processor) [ ] warehouseman and/or [ ] warehouseman and bottler and while so engaged, to sell, offer or deliver for sale, contract to sell or ship, in interstate or foreign commerce, the distilled spirits so distilled or rectified, or warehoused and bottled, or the wines so rectified,

b. [ ] Wine - [ ] producer and blender [ ] blender and while so engaged, to sell, offer or deliver for sale, contract to sell or ship, in interstate or foreign commerce, the wine so produced or blended,

c. [X] Importer - importing into the United States the following alcoholic beverages: Distilled Spirits Malt Beverages Wine while so engaged, to sell, offer to deliver for sale, contract to sell or ship, in interstate or foreign commerce, the alcoholic beverages so imported,

d. [ ] Wholesaler - Purchasing for resale at wholesale the following alcoholic beverages: while so engaged, to receive or to sell, offer or deliver for sale, contract to sell or ship, in interstate or foreign commerce, the alcoholic beverages so Purchased.

This Permit is conditioned upon your compliance with the Federal Alcohol Administration Act; the Twenty-first Amendment and laws relating to its enforcement; all other Federal laws relating to distilled spirits, wine, and malt beverages, including taxes with respect to them; the Federal Water Pollution Control Act; and, all applicable regulations made pursuant to law which are now, or may hereafter be, in force.

This basic permit is effective from the date shown above and will remain in force until suspended, revoked, annulled, voluntarily surrendered, or automatically terminated.

THIS PERMIT WILL AUTOMATICALLY TERMINATE THIRTY DAYS AFTER ANY CHANGE IN PROPRIETORSHIP OR CONTROL OF THE BUSINESS, unless an application for a new basic permit is made by the transferee or permittee within the thirty day period. If an application for a new basic permit is timely filed, the outstanding basic permit will continue in effect until the application is acted on by the District Director, Alcohol and Tobacco Tax and Trade Bureau.

THIS PERMIT IS NOT TRANSFERABLE. ANY CHANGE IN THE TRADE NAME, CORPORATE NAME, MANAGEMENT OR ADDRESS OF THE BUSINESS COVERED BY THIS PERMIT, OR ANY CHANGE IN STOCK OWNERSHIP (MORE THAN 10%) MUST BE REPORTED TO THE NATIONAL REVENUE CENTER OR PUERTO RICO OPERATIONS OFFICE WITHOUT DELAY.

THIS IS AN [X] ORIGINAL PERMIT [ ] AMENDED PERMIT

REASON FOR AMENDMENT

DATE OF AMENDMENT


EXHIBIT
D

SIGNATURE AND TITLE OF AUTHORIZED TTB OFFICIAL

FOR JOHN J. MANFREDA, ADMINISTRATOR

TTB F 5170.2 (1/2005)

AUTHORIZED TRADE NAMES

PERMIT NUMBER: FL-I-21059 REGISTRY NUMBER:

*Used for Contract Bottling or Packaging/Branding Purposes

From:	TMOfficialNotices@USPTO.GOV
Sent:	Tuesday, November 29, 2011 00:09 AM
To:	ptotpa@gray-robinson.com
Subject:	Trademark Serial Number 85313250: Official USPTO Notice of Allowance

NOTICE OF ALLOWANCE (NOA)

ISSUE DATE: Nov 29, 2011

Serial Number: 85-313,250
Mark: SICARIO(STANDARD CHARACTER MARK)
Attorney Reference Number: 348363.3

No opposition was filed for this published application. The issue date of this NOA establishes the due date for the filing of a Statement of Use (SOU) or a Request for Extension of Time to file a Statement of Use (Extension Request). WARNING: An SOU that meets all legal requirements must be filed before a registration certificate can issue. Please read below for important information regarding the applicant's pending six (6) month deadline.

SIX (6)-MONTH DEADLINE: Applicant has six (6) MONTHS from the NOA issue date to file either:

- An SOU, if the applicant is using the mark in commerce (required even if the applicant was using the mark at the time of filing the application, if use basis was not specified originally); **OR**
- An Extension Request, if the applicant is not yet using the mark in commerce. If an Extension Request is filed, a new request must be filed every six (6) months until the SOU is filed. The applicant may file a total of five (5) extension requests. **WARNING:** An SOU may **not** be filed more than thirty-six (36) months from when the NOA issued. The deadline for filing is always calculated from the issue date of the NOA.

How to file SOU and/or Extension Request:
Use the Trademark Electronic Application System (TEAS). Do **NOT** reply to this e-mail, as e-mailed filings will **NOT** be processed. Both the SOU and Extension Request have many legal requirements, including fees and verified statements; therefore, please use the USPTO forms available online at http://www.uspto.gov/teas/index.html (under the "INTENT-TO-USE (ITU) FORMS" category) to avoid the possible omission of required information. If you have questions about this notice, please contact the Trademark Assistance Center at 1-800-786-9199.

For information on how to (1) divide an application; (2) delete goods/services (or entire class) with a Section 1(b) basis; or (3) change filing basis, see http://www.uspto.gov/trademarks/basics/MoreInfo_SOU_EXT.jsp.

FAILURE TO FILE A REQUIRED DOCUMENT OUTLINED ABOVE DURING THE APPROPRIATE TIME PERIOD WILL RESULT IN THE ABANDONMENT OF THIS APPLICATION.

REVIEW APPLICATION INFORMATION FOR ACCURACY

If you believe this NOA should not have issued or correction of the information shown below is needed, you must submit a request to the Intent-to-Use Unit. Please use the "Post-Publication Amendment" form under the "POST-PUBLICATION/POST NOTICE OF ALLOWANCE (NOA) FORMS" category, available at http://www.uspto.gov/teas/index.html. Do **NOT** reply to this e-mail, as e-mailed filings will NOT be processed.

EXHIBIT
E

Serial Number: 85-313,250

Mark: SICARIO(STANDARD CHARACTER MARK)

Attorney Reference Number: 348363.3

Owner: Fuego Fino Inc.
10 Glenlake Parkway, Suite 130
Sandy Springs , FLORIDA 30328

Correspondence Address: WOODROW H. POLLACK
GRAY ROBINSON, P.A.
201 N FRANKLIN ST STE 2200
TAMPA, FL 33602-5822

This application has the following bases, but not necessarily for all listed goods/services:

Section 1(a): NO Section 1(b): YES Section 44(e): NO

GOODS/SERVICES BY INTERNATIONAL CLASS

033 - Alcoholic beverages, namely, tequila -- FIRST USE DATE: NONE; -- USE IN COMMERCE DATE: NONE

ALL OF THE GOODS/SERVICES IN EACH CLASS ARE LISTED.

Fraudulent statements may result in registration being cancelled: Applicants must ensure that statements made in filings to the USPTO are accurate, as inaccuracies may result in the cancellation of any issued trademark registration. The lack of a bona fide intention to use the mark with ALL goods and/or services listed in an application or the lack of actual use on all goods and/or services for which use is claimed could jeopardize the validity of the registration, possibly resulting in its cancellation.

Additional information: For information on filing and maintenance requirements for U.S. trademark applications and registrations and required fees, please consult the USPTO website at www.uspto.gov or call the Trademark Assistance Center at 1-800-786-9199.

Checking status: To check the status of an application, go to http://tarr.uspto.gov. Please check the status of any application at least every three (3) months after the application filing date.



Fuego Fino, Inc.
www.fuegofino.co

Florida Offices:
20900 NE 30th Ave, Suite 200
Aventura, FL. 33180

Georgia Offices:
10 Glen Lake Parkway, Suite 130
Sandy Springs, GA. 30328

Phone: 800-527-7221 • Fax: 786-288-3636 • Email: mail@fuegofino.co • Twitter:@fuegofino

PROMISSORY NOTE (DEMAND)

$ 30,000.00 November 25th, 2011
(Loan Amount) (Date)

For value received, I (we) Jessica Gutierrez
(borrower (s))
jointly and severally, promise to pay to the order of Fuego Fino, Inc.
(lender)
the sum of thirty thousand dollars ($30,000.00), together with
(written amount borrowed)
interest thereon from the above date at the rate of three percent (3.00%) per annum. This rate is payable upon the demand of the holder together with any accrued interest thereon.

This note is not assumable without the written consent of the lender. This note may be prepaid in whole or in part at the time without penalty.

In the event of default, the undersigned agrees to pay all costs of collection which may include reasonable attorney's fees.

Payments shall be made at (or at such other places as the holder may from time to time designate in writing) 20900 NE 30th, Suite 200 Aventura Florida 33180.
(Address)

Jessica [signature] 11/25/2011 [signature]
(Borrower) (Date) (Witness)

(Co-borrower) (Date)


EXHIBIT
F

No. 1

US $ 125,000.00

November 23, 2011

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Fuego Fino, Inc., a Georgia corporation ("Maker"), hereby promises to pay to the order of Mariah Anne Taylor (the "Holder"), the principal amount of One Hundred and Twenty Five Thousand Dollars ($125,000.00) (the "Principal Amount"), together with interest thereon as provided below.

ARTICLE I

TERMS OF REPAYMENT

1. ***Interest.*** Interest shall accrue on the outstanding principal balance of this Note at a rate per annum equal to Thirteen and One half Percent (13.5%). Interest shall be payable Monthly in arrears commencing on December 1st, 2011, and continuing on the last business day of each month thereafter, except that the entire unpaid balance of the Principal Amount, accrued Interest and all other amounts due and payable hereunder, if not sooner paid, shall be due and payable in full on or before the Maturity Date (as hereinafter defined). Interest hereunder shall be computed on the basis of a 360-day year for the actual number of days elapsed.

2. ***Application of Payments.*** All payments by the Maker under this Note shall first be credited against costs and expenses provided for hereunder, second to the payment of any penalties, third to the payment of accrued and unpaid interest, if any, and the remainder shall be credited against the Principal Amount. All payments due hereunder shall be payable in legal tender of the United States of America, and in same day funds delivered to the Holder by cashier's check, certified check, or any other means of guaranteed funds to the mailing address provided below, or at such other place as the Holder or any successor holder hereof shall designate in writing for such purpose from time to time. If a payment hereunder otherwise would become due and payable on a Saturday, Sunday or legal holiday, the due date thereof shall be extended to the next succeeding business day, and Interest, if any, shall be payable thereon during such extension.

3. ***Maturity Date.*** All outstanding principal and interest shall be payable on December 2012 (the "Maturity Date"), or as sooner provided herein, to the Holder, his heirs, successors or assigns.


EXHIBIT
G

4. ***Pre-Payment Demand.*** If at any time before the Maturity Date the Maker completes (i) any underwritten public offering of its common stock or other form of security convertible into common stock pursuant to an effective registration statement under the Securities Act of 1933 (the "Act"), as amended, or (ii) a managed private offering exempt from registration under Section 4(2) of the Act and Regulation D promulgated thereunder (collectively, a "New Offering") which results in proceeds received by the Maker net of underwriting discounts and commissions, of at least Two Million and 00/100 dollars ($2,000,000.00) (a "Pre-Payment Event"), then at the sole and absolute discretion of the Holder, and upon written demand to the Maker (the "Pre-Payment Notice"), all amounts owed under this Note shall become due and payable within ten (10) days following Maker's receipt of the Pre-Payment Notice.

5. ***Senior Indebtedness.*** This Note shall constitute the Senior Indebtedness of the Maker and is secured by that certain Security Agreement ("Security Agreement") and certain Guaranty ("Guaranty"), each dated on or about the date of this Note, by Maker and its subsidiaries in favor of Holder. The indebtedness evidence by this Note is senior to the prior payment when due of the principal of, and premium, if any, and accrued and unpaid interest on, all existing and future Subordinated Indebtedness of the Maker and prior payment when due of the principal of, and premium, if any, and accrued and unpaid interest on, all existing and future Secured Indebtedness of the Maker to the extent of the assets securing such Secured Indebtedness. The term "Senior Indebtedness" shall mean: (i) the Principal Amount and premium, if any, and Interest and expenses on any indebtedness of the Maker to Holder under this Note, and (ii) all amendments, modifications, renewals, extensions and refinancings of the Senior Indebtedness as defined in clause (i) above. The term "Secured Indebtedness" shall mean any indebtedness of the Maker, whether outstanding on the date of this Note or hereafter incurred, that is secured by all or part of the assets of the Maker. The term "Subordinated Indebtedness" shall mean any indebtedness of the Maker, whether outstanding on the date of this Note or hereafter incurred, which is contractually subordinate or junior in right of payment to the Secured Indebtedness and this Note. Maker represents and warrants to Holder that the Subordinated Indebtedness includes all the existing indebtedness of the Maker as of the date first above written.

6. ***Exemption from Restrictions***. It is the intent of the Maker and the Holder in the execution of this Note that the indebtedness hereunder be exempt from the restrictions of the usury laws of any applicable jurisdiction. The Maker and the Holder agree that none of the terms and provisions contained herein shall be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate in excess of the maximum interest rate permitted to be charged by the laws of any applicable jurisdiction. In such event, if any holder of this Note shall collect monies which are deemed to constitute interest which would otherwise increase the effective interest rate on this Note to a rate in excess of the maximum rate permitted to be charged by the laws of any applicable jurisdiction, all such sums deemed to constitute interest in excess of such maximum rate shall, at the option of such holder, be credited to the payment of this Principal Amount due hereunder or returned to the Maker.

ARTICLE II

COVENANTS

7. ***Conversion into Common Stock***

a. At any time before the Maturity Date, Maker shall have the right, but not the obligation, to cause the Holder to convert this Note into Common Stock of the Maker or any security convertible into Common Stock of the Maker (the "Conversion Shares"), based on a conversion price equal to (i) the average price at which the Maker sells its Common Stock during the five (5) days prior to the conversion or (ii) the offering price or exchange price in the event of a merger or exchange of stock by Maker into or with a publicly-traded company or a public offering of the securities of Maker or its successor (the "Conversion Price")

b. Holder shall give written notice of its decision to exercise its right to convert the Note or part thereof by delivering an executed and completed notice of conversion setting forth the amount of the Note to be converted, the conversion date and Conversion Price ("Notice of Conversion") to Maker. Holder will not be required to surrender the Note until the Note has been fully converted or satisfied. Each date on which a Notice of Conversion is faxed to the Company in accordance with the provisions of this Section shall be deemed a "Conversion Date" hereunder.

c. As promptly as practical after the conversion, Maker will instruct or cause the transfer agent to deliver certificates representing the Conversion Shares to Holder via express courier for receipt within three (3) business days after receipt by Maker of the Notice of Conversion (the "Delivery Date"). A new promissory note representing the balance of the Note not so converted and containing the same provisions and terms as set forth in this Note will be provided to Holder, if requested by Holder, provided the original Note is delivered to Maker. The issuance of certificates for Conversion Shares shall be made without charge to Holder thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate.

d. No fractional shares of Common Stock shall be issued upon conversion. In lieu of Maker issuing any fractional shares to the Holder upon the conversion, Maker shall round such number of shares to be issued to Holder to the next highest number of shares.

8. Covenants of Maker regarding Shares.

a. In the event Maker should at any time or from time to time after the date of issuance hereof while this Note (or any new note) is outstanding (i) fix a record date for the effectuation of a split or subdivision of the outstanding shares of common stock or the determination of holders of common stock entitled to receive a dividend or other distribution payable in additional shares of common stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of common stock (hereinafter referred to as the "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of common stock or the Common Stock Equivalents (including the additional shares of common stock issuable upon conversion or exercise thereof), or (ii) issue any Common Stock Equivalents for a consideration per share less than the Conversion Price in effect immediately prior to the time of such issuance, or issue rights, options or warrants to all holders of Common Stock (and not to the Holder) entitling them to subscribe for or purchase shares of Common Stock or Common Stock Equivalents at a price per share less than the Conversion Price, or issue other securities or debt that are convertible into or exchangeable for shares of Common Stock Equivalents entitling any person to acquire shares of Common Stock, at a price per share less than the Conversion Price, or any other event which might result in a change in the percentage or number of Conversion Shares Holder is entitled to hereunder, then, as of such record date, (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price shall be appropriately decreased, as the case shall be, so that the number of shares of common stock issuable upon conversion shall be increased in proportion to such increase of outstanding shares, and Maker shall take whatever measures are necessary to insure that the Holder's share ownership in Maker which the Note may be converted into would not be reduced. Any adjustments required hereunder shall be deemed effective retroactive to the applicable record date. Whenever the Conversion Price is adjusted pursuant to this Note, the Maker shall promptly mail to the Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

b. In case of (i) a capital reorganization, reclassification or recapitalization of the Maker's capital stock (other than in the cases referred to in Section 8(c) hereof), (ii) the Maker's consolidation or merger with or into another corporation in which the Maker is not the surviving entity, or a reverse triangular merger in which the Maker is the surviving entity but the shares of the Maker's capital stock outstanding immediately prior to the merger are converted, by virtue of the merger, into other property, whether in the form of securities, cash or otherwise, or (iii) the sale or transfer of the Maker's property as an entirety or substantially as an entirety, then, as part of such reorganization, reclassification, recapitalization, merger, consolidation, sale or transfer, lawful provision shall be made so that there shall thereafter be deliverable upon the conversion of this Note or any portion thereof (in lieu of or in addition to the number of shares of Common Stock therefore deliverable, as appropriate), and without payment of any additional consideration, the number of shares of stock or other securities or property would otherwise have been deliverable to Holder had the Holder converted this Note or any portion thereof immediately prior to such reorganization, reclassification, recapitalization, consolidation, merger, sale or transfer. This Section 8(b) shall apply to successive reorganizations, reclassifications, recapitalizations, consolidations, mergers, sales and transfers and to the stock or securities of any other corporation that are at the time receivable upon the conversion of this Note. If the per-share consideration payable to the Holder for shares of Common Stock in connection with any transaction described in this Section 8(b) is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Maker's Board of Directors.

c. If the Maker changes any of the securities as to which purchase rights under this Note exist into the same or a different number of securities of any other class or classes, this Note shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Note immediately prior to such reclassification or other change and the Conversion Price therefor shall be appropriately adjusted.

d. Maker shall at times reserve and keep available out of its authorized but unissued shares of common stock solely for the purposes of effecting the conversion of this Note such number of its shares of common stock as shall from time to time be sufficient to effect the conversion of this Note.

e. Maker is aware and acknowledges that conversion of the Note could cause dilution to existing shareholders and could significantly increase the outstanding number of shares of common stock. Maker warrants that no rights have been granted to any holder of common stock that would prevent dilution or enlargement of the rights held by Holder hereunder.

9. Piggyback Registration. If the Conversion Shares and the Consideration Shares (defined below) (collectively, the "Shares") have not been otherwise registered and at any time the Maker proposes to file a registration statement, whether or not for sale for the Maker's own account, on a form and in a manner that would also permit registration of shares (other than in connection with a registration statement on Forms S-4 or S-8 or any similar or successor form) the Maker shall give to Holder, written notice of such proposed filing promptly, but in any case at least twenty (20) days before the anticipated filing. The notice referred to in the preceding sentence shall offer the holder(s) holding the Shares the opportunity to register such amount of the Shares as he may request (a "Piggyback Registration"). Subject to this Section, the Maker will include in each such Piggyback Registration (and any related qualification under state blue sky laws and other compliance filings, and in any underwriting involved therein) that portion of the Shares with respect to which the Maker has received written requests for inclusion therein within twenty (20) days after the written notice from the Maker is given. The holders holding any portion of the Shares will be permitted to withdraw all or part of the Shares from a Piggyback Registration at any time prior to the effective date of such Piggyback Registration. Notwithstanding the foregoing, the Maker will not be obligated to effect any registration of shares under this Paragraph 9 as a result of the registration of any of its securities solely in connection with mergers effected pursuant to a Form S-4 Filing.

10. Covenants Regarding Registration

a. The Maker shall use its best efforts to have any registration statement declared effective at the earliest possible time, and shall furnish such number of prospectuses as shall be reasonably required.

b. The Maker shall bear all costs, fees and expenses in connection with a Piggyback Registration.

c. The Maker will take all necessary action which may be required in qualifying or registering the Shares included in any Piggyback Registration for offering and sale under the securities or blue sky laws of such states as are requested by the holders of such Shares, provided that the Maker shall not be obligated to execute or file any general consent to service or process or to qualify as a foreign corporation to do business under the laws of any such jurisdiction.

11. ***Indemnification.*** Maker shall, at Maker's expense, protect, defend, indemnify, save and hold Holder harmless against any and all claims, demands, losses, expenses, damages, causes of action (whether legal or equitable in nature) asserted by any person or entity arising out of, caused by or relating to this Note, including without limitation the construction of the Note and the use or application of the proceeds of this Note, and Maker shall pay Holder upon demand all claims, judgments, damages, losses and expenses (including court costs and reasonable attorneys' fees and expenses) incurred by Holder as a result of any legal or other action arising out of this Note as aforesaid.

ARTICLE III

DEFAULT

12. ***Notice of Default; Waivers.*** So long as any amount under this Note shall remain unpaid, the Holder will endeavor to, unless the Maker otherwise consents in writing, promptly give written notice to the Maker in reasonable detail of the occurrence of any Event of Default, but the failure to do so shall not result in any limitation on the liability of the Maker under this Note or result in any liability of Holder. Notwithstanding the foregoing, Maker hereby irrevocably waives demand, presentment, notice of dishonor or nonpayment, protest and notice of protest, and diligence in collecting, and consent to substitution, release, or extensions, of time for payment, renewals of this Note and acceptance of partial payments, whether before, at, or after maturity, all or any of which may be made without notice and without affecting Maker's liability to Holder under this Note.

13. ***Events of Default.*** Any of the following events shall constitute an "Event of Default" hereunder:

a. Any failure to pay the Principal Amount of, Interest on or other charges in respect of this Note when due and payable hereunder.

b. The Maker or any subsidiary of the Maker shall commence, or there shall be commenced against the Maker or any subsidiary of the Maker under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Maker or any subsidiary of the Maker commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Maker or any subsidiary of the Maker or there is commenced against the Maker or any subsidiary of the Maker any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of more than sixty (60) days; or the Maker or any subsidiary of the Maker is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Maker or any subsidiary of the Maker suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of more than sixty (60) days; or the Maker or any subsidiary of the Maker makes a general assignment for the benefit of creditors; or the Maker or any subsidiary of the Maker shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Maker or any subsidiary of the Maker shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Maker or any subsidiary of the Maker shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Maker or any subsidiary of the Maker for the purpose of effecting any of the foregoing;

c. The Maker or any subsidiary of the Maker shall be a party to any Change of Control Transaction, meaning the occurrence of (i) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of Maker, by contract or otherwise) of in excess of fifty percent (50%) of the voting securities of Maker (except that the acquisition of voting securities by the Holder shall not constitute a Change of Control Transaction for purposes hereof), (ii) the merger, consolidation or sale of fifty percent (50%) or more of the assets of Maker or any subsidiary of Maker in one or a series of related transactions with or into another entity, or (iii) the execution by Maker or any subsidiary of Maker of an agreement to which it is a party or by which it is bound, providing for any of the events set forth above in (i) or (ii); or

d. The Maker or its subsidiaries shall fail to observe or perform any other covenant, agreement or warranty herein, or otherwise breaches or defaults upon any provision of this Note or any other agreement with Holder, including, without limitation, the Security Agreement or Guaranty.

14. Acceleration. Upon any Event of Default (in addition to any other rights or remedies provided for under this Note), at the option of the Holder or any holder hereof, all sums evidenced hereby, including all Principal Amount, accrued but unpaid Interest, fees and all other amounts due hereunder, shall become immediately due and payable. If an Event of Default relating to certain events of bankruptcy or insolvency of the Maker occurs and is continuing, the Principal Amount of and Interest, if any, on this Note will become and be immediately due and payable without any declaration or other act on the part of the Holder or any holder hereof. This Note shall bear interest at the rate of twenty-five (25%) percent per annum upon the occurrence of an Event of Default ("Default Interest"). Payments of the Default Interest shall be due every thirty (30) days following the occurrence Event of Default.

15. ***No Waiver.*** Failure of the Holder or any holder hereof to exercise any option hereunder shall not constitute a waiver of the right to exercise the same in the event of any subsequent Event of Default, or in the event of continuance of any existing Event of Default after demand or performance thereof. Nothing herein shall limit the Holder's right to pursue actual damages or declare an Event of Default for Maker's failure to deliver certificates representing Shares within the periods specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages hereunder or under applicable law.

16. ***Pursuit of any Remedy.*** The Holder or holder hereof may pursue any remedy under this Note without notice or presentment. The Holder or any holder hereof has the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Holder or any such holder hereof under this Note.

ARTICLE IV

MISCELLANEOUS

17. ***Amendments.*** No amendment or waiver of any provision of this Note, nor consent to any departure by the Maker herefrom, shall in any event be effective unless the same shall be in writing and signed by the Holder, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

18. ***Notices.*** All notices and other communications provided for hereunder shall be in writing (including telecopier communication) and mailed, telecopied, or delivered, to the Maker or the Holder, as applicable, at their respective addresses specified on the signature page hereof, or, as to each party, at such other address as shall be designated by such party in a written notice to the other party. All such notices and communications shall, when mailed or telecopied, be effective when deposited in the mails or telecopied with receipt confirmed, respectively.

19. ***No Waiver; Remedies.*** No failure on the part of the Holder to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. All rights, powers and remedies of the Holder in connection with this Note are cumulative and not exclusive, and shall be in addition to any other rights, powers or remedies provided by law or equity.

20. ***Severability; Headings.*** If any one or more provisions of this Note shall be held to be illegal, invalid or otherwise unenforceable, the same shall not affect any other provisions of this Note and the remaining provisions of this Note shall remain in full force and effect. Article and paragraph headings in this Note are included herein for convenience of reference only and shall not constitute a part of this Note for any other purpose or be given any substantive effect.

21. ***Binding Effect; Transfer.*** This Note shall be binding upon and inure to the benefit of the Holder and their respective successors and assigns. The Holder may assign or otherwise transfer, or grant participations in, this Note or all or any portion of its rights hereunder or its interest herein to any person or entity, without the prior written consent of the Maker. The Maker may not assign or otherwise transfer its rights or obligations hereunder or any interest herein without the prior written consent of the Holder. Any attempted assignment by the Maker in contravention of this paragraph shall be null and void and of no force or effect.

22. ***Enforcement.*** It is agreed that time is of the essence of this Note and in the event of default of the terms of this Note, the Maker agrees to pay all costs of collection or enforcement, including reasonable attorneys' fees, incurred by Holder.

23. ***Governing Law, Venue, Waiver of Jury Trial.*** This Note shall be governed by, and shall be construed and enforced in accordance with, the internal laws of the State of Florida without regard to conflicts of laws principles. The venue of any legal proceeding taken in connection with this Note will be Chicago, Illinois. THE MAKER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE HOLDER'S ACCEPTANCE OF THIS NOTE.

24. ***Independence of Covenants.*** All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or be otherwise within the limitations of, another covenant shall not avoid the occurrence of an Event of Default or event which with notice or lapse of time or both would become an Event of Default if such action is taken or condition exists.

25. ***Replacement Note.*** If this Note is mutilated, lost, stolen or destroyed, the Maker shall execute and deliver, in exchange and substitution for and upon cancellation of the mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed upon receipt of an affidavit of Holder evidencing such loss, theft or destruction, and of the ownership hereof.

26. ***Interpretation.*** The Holder and the Maker hereby waive the benefit of any statute or rule of law or judicial decision which would otherwise require that the provisions of this Note be construed or interpreted more strongly against the party responsible for the drafting thereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Note has been issued as of date first written above.

MAKER:

Fuego Fino, Inc.



By: Jessica Gutierrez
Its: President/CEO

Mailing Address of Holder:
Mariah Anne Taylor
6838 N. Delaware
Portland, OR. 97217

Mailing Address of Maker:

Fuego Fino, Inc.
c/o Adam S. Tracy
Adam S. Tracy, Ltd.
552 S. Washington St.
Suite 211
Naperville, IL 60540

8603829.3

SECURITY AGREEMENT

This Security Agreement ("**Agreement**") is made as of November 23rd, 2011, by and among Fuego Fino, Inc., a Georgia corporation ("Debtor") and Mariah Anne Taylor (individually and collectively, "**Secured Party**").

A. Secured Party has extended to Debtor loans in the aggregate principal amount of One Hundred and Twenty Five Thousand Dollars ($125,000.00) (collectively, the "**Loan**"), evidenced by certain promissory notes delivered contemporaneously herewith made by Debtor to the order of Secured Party (individually and collectively, "**Note**"). This Agreement and the Note, together with any and all other documents delivered in connection with the Loan, are collectively referred to as the "**Loan Documents**" hereunder. Secured Party has extended the Loan for the start up costs of Debtor, and the Debtor shall benefit directly from the Loan. The Loan, together with each obligation and liability of Debtor to Secured Party, howsoever created, arising or evidenced, and howsoever owned, held or acquired, whether now or hereafter existing, direct or indirect, contingent or otherwise, including all such obligations and liabilities of Debtor incurred pursuant to the Loan Documents, collectively "**Debtor's Obligations**."

B Secured Party requires certain security for the repayment of Debtor's Obligations in accordance with this Agreement.

NOW THEREFORE, in consideration for the foregoing recitals, the Loan and the mutual promises herein, the receipt and sufficiency of which are hereby acknowledged, Debtor hereby covenants and agrees for the benefit of Secured Party as follows:

1. **Recitals; Definitions.** The parties hereby adopt the recitals set forth above and incorporate them into this Agreement as though fully set forth herein. Capitalized terms not otherwise defined in this Agreement shall have the same meaning herein as provided in the Uniform Commercial Code from time to time in effect in the state of Illinois. The following terms when used in this Agreement will have the meanings set forth below:

"**Collateral**" means the property pledged in Section 2 of this Agreement.

"**Event of Default**" means: (i) the occurrence of a default under the Loan Documents, including without limitation this Agreement, the Note and Guaranty; (ii) the occurrence of any loss, theft, destruction or other harm to the Collateral; (iii) the attachment, encumbrance, seizure or forfeiture of any of the Collateral; (iv) any proceeding against the Debtor under any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute of any federal or state government, or any assignment for the benefit of creditors, (v) Debtor's failure to promptly satisfy Debtor's Obligations, or (vi) the Debtor's dissolution or termination.

2. **Grant of Security Interest.** As security for the prompt payment of the Debtor's Obligations, Debtor does hereby pledge, assign, transfer and deliver to Secured Party and does hereby grant to Secured Party a continuing and unconditional first lien security interest in and to any and all property of Debtor, of any kind or description, tangible or intangible, whether now existing or hereafter arising or acquired, including, but not limited to, the following:

(a) all property of, or for the account of, Debtor now or hereafter coming into the possession, control or custody of Secured Party or its agent, including all products and proceeds therefrom, including the proceeds of insurance thereon; and

(b) any additional property of Debtor, whether now existing or hereafter arising or acquired, and wherever now or hereafter located, together with all additions and accessions thereto, substitutions for, and replacements, products and proceeds therefrom, and all of Debtor's books and records and recorded data relating thereto, together with all of Debtor's right, title and interest in and to all software required to utilize, create, maintain and process such records or data on electronic media, set forth as follows:

(i) All Accounts and all Goods whose sale, lease or other disposition has given rise to Accounts;

(ii) All Goods (other than Inventory), including without limitation embedded software, Equipment, vehicles, furniture and Fixtures;

(iii) All Software and computer programs;

(iv) All Securities, Investment Property, Financial Assets and Deposit Accounts;

(v) All Chattel Paper, Electronic Chattel Paper, Instruments, Documents, Letter of Credit Rights, all proceeds of letters of credit, Healthcare Insurance Receivables, Supporting Obligations, notes secured by real estate, Commercial Tort Claims and General Intangibles, including Payment Intangibles and other items set forth below;

(vi) All insurance policies and proceeds insuring the foregoing property or any part thereof, including unearned premiums;

(vii) All trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos and other source of business identifiers, all registrations and recordings thereof, and applications connected therewith, all renewals of any of the foregoing, all income, royalties, damages and payments now or hereafter due and/or payable under any of the foregoing or with respect to any of the foregoing, and the goodwill of Debtor's business which the foregoing represents (collectively, the "Trademarks"); and

(viii) All patents, all registrations and recordings thereof, and applications and documents related thereto, all renewals of any of the foregoing, all income, royalties, damages, payments, claims, now or hereafter due and or payable, or arising with respect to any of the foregoing, and the goodwill of Debtor's business which the foregoing represents (collectively, the "Patents").

3. **Rights in Collateral.** Debtor will continue to be entitled to all of the benefits and to exercise all of the rights of ownership of the Collateral (except as otherwise agreed between the parties), but only so long as an Event of Default has not occurred and Secured Party has not exercised any of the rights under this Agreement or otherwise available at law or in equity with respect to the Collateral.

4. **Protection of Collateral by Debtor.** Debtor will take such necessary steps to preserve all rights of Secured Party in the Collateral against third parties. Debtor hereby authorizes Secured Party to file such financing statements necessary to perfect the security interests granted under this Agreement. Debtor will, at the Secured party's request, from time to time, execute and deliver to Secured Party such other documents and information and do such acts as Secured Party deems necessary to protect its interests under this Agreement.

5. **Remedies upon Default.** Upon the occurrence of an Event of Default:

(a) Debtor's Obligations may, at the option of Secured Party, and without demand, notice or legal process of any kind, be declared and immediately will become due and payable, and Secured Party may exercise, from time to time, any rights and remedies available against Debtor under applicable law in addition to any rights and remedies expressly granted in this Agreement or in any other agreements with Secured Party.

(b) Without notice, demand or legal process of any kind, Secured Party may take possession of any or all of the Collateral, wherever it may be found, and for that purpose may pursue the same wherever it may be found, and may, to the extent permitted by applicable law, enter into a Debtor's premises and search for, take possession of, remove, keep and store any of the Collateral until the same will be sold or otherwise disposed of, including without limitation the and power to, at Secured Party's option:

(i) instruct Debtor, at its expense, to notify any parties obligated on any of the Collateral, including any and all account debtors, to make payment directly to Secured Party of any amounts due or to become due thereunder, or Secured Party may directly notify such obligors of its security interest, and/or of the assignment to Secured Party of the Collateral and direct such obligors to make payment to Secured Party of any amounts due or to become due with respect thereto, and thereafter, collect such amounts due on the Collateral directly from such obligors;

(ii) enforce collection of any of the Collateral, including any Accounts, by suit or otherwise, or make any compromise or settlement with respect to any of the Collateral, or surrender or release or compromise, extend or renew for any period any indebtedness thereunder; and/or

(iii) take possession or control of any proceeds and products of any of the Collateral, including the proceeds of insurance thereon.

(c) Upon the occurrence of an Event of Default, Debtor hereby irrevocably constitutes and appoints the Secured Party and any agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of the Debtor and in the name of the Debtor or in its own name, from time to time in the Secured Party's reasonable discretion, for the purpose of enforcing the Secured Party's rights under this Agreement, to take any and all appropriate action by any technologically available means, which may include, without limitation, any form of electronic data transmission, and to execute in any appropriate manner, which may include, without limitation, using any symbol that the Secured Party may adopt to signify the Debtor's intent to authenticate, any and all documents and instruments which may be reasonably necessary or desirable to enforce Secured Party's rights under this Agreement and to receive and collect all instruments made payable to the Debtor representing any payments in respect of the Collateral or any part thereof and to give full discharge for the same. The Secured Party may demand, collect, receipt for, settle, compromise, adjust, sue for, foreclose, or realize on the Collateral as and when the Secured Party may determine. To facilitate collection, the Secured Party may notify account debtors and obligors on any Collateral to make payments directly to the Secured Party. If the Debtor fails to perform any agreement contained herein, the Secured Party, at Secured Party's option, may itself perform, or cause performance of, such agreement, and the expenses of the Secured Party incurred in connection therewith shall be included in the Debtor's Obligations secured hereby and payable by the Debtor under this Agreement. The Debtor hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof. This power of attorney is a power coupled with an interest and shall be irrevocable.

Debtor will remain liable for any deficiency (including without limitation costs and expenses) remaining after disposition of the Collateral provided that nothing herein shall require Secured Party to dispose of any Collateral prior to obtaining full recourse from the Debtor. Secured Party may from time to time elect one or more available remedies without prejudice to any other available remedies and all remedies will be cumulative.

6. **Collection Expenses.** Debtor will reimburse Secured Party for all legal fees and other costs and expenses incurred in collecting or enforcing the Loan Documents and this Agreement and protecting or foreclosing on the Collateral.

7. **Modification**. This Agreement may not be amended, modified or otherwise changed except by a written instrument duly executed by Debtor and Secured Party.

8. **Covenants, Representations and Warranties**. Debtor hereby covenants with and represents and warrants to Secured Party that as of the date of this Agreement and during such period as Debtor's Obligations remain outstanding:

(a) Debtor will: (i) maintain the Collateral, and not permit its value to be impaired; (ii) not permit waste or removal of the Collateral; (iii) keep the Collateral free from all liens, executions, attachments, claims, encumbrances and security interests (other than those of Secured Party and permitted in writing by Secured Party); (iv) not lease, sell or transfer the Collateral or any interest in the Collateral to any party; and (v) not permit the Collateral to be used in violation of any applicable law, regulation or policy of insurance.

(b) Debtor will not, either directly or indirectly, merge, consolidate, sell, transfer, license, encumber or otherwise dispose of all or any part of Debtor's property or business or all or any substantial part of Debtor's assets.

(c) Debtor will not borrow additional funds secured by the Collateral without Secured Party's prior written consent.

(d) Upon request, Secured Party may examine the Collateral. Debtor will promptly notify Secured Party in writing of any material change in the condition of the Collateral.

9. **Further Assurances.** Debtor will promptly execute and deliver all further instruments and documents and perform all further actions as may be reasonably requested by Secured Party in connection with this Agreement.

10. **Waiver.** Debtor hereby waives presentment, protest, demand and, except as required by law, notice of every kind.

11. **Governing Law, Jurisdiction, Jury Waiver**. This Agreement will be construed, enforced and otherwise governed by the laws of the State of Florida, without regard to its conflict of law principles. THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF ANY UNITED STATES FEDERAL OR ILLINOIS STATE COURT SITTING IN CHICAGO, ILLINOIS IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENTS AND HEREBY IRREVOCABLY AGREE THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND WAIVE ANY OBJECTION ANY OF THEM MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM. THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH ANY LOAN DOCUMENT.

12. **Notice.** All notices shall be in writing and will be deemed to have been given: (i) on the date personally delivered, including by facsimile with proof of transmission; (ii) on the day following the date sent by overnight courier, or (iii) on the third (3rd) day following the date sent by registered or certified mail, return receipt requested, postage prepaid, to the party to be notified at the address set forth below or at such other address as such party may have furnished by notice hereunder:

If to Secured Party: c/o Mariah Anne Taylor
6838 N. Delawer
Portland, OR. 97217

With copy to: ____________________
____
____

If to Debtor: c/o Fuego Fino, Inc.
Adam S. Tracy, Ltd.
552 S. Washington St., Suite 211
Naperville, IL 60540
Attention: Adam S. Tracy, Esq.
Fax No.: (630) 689-9471

13. **Insurance.** Debtors shall maintain or cause to be maintained at its own expense insurance to such extent and covering such risks as is usual and customary and satisfactory to Secured Party, including, without limitation, insurance against Debtor's public and professional liability risks; and will designate Secured Party as loss payee on any casualty policies and take such other action as Secured Party may reasonably request to ensure that Secured Party will receive (subject to the Secured Party's interests) the insurance proceeds of the Collateral. contemporaneous with the execution of this Agreement, Debtor shall provide to Secured Party a copy of such insurance policy, in effect as of the date of this Agreement, and shall provide to Secured Party copies of all documents evidencing the annual renewal of such insurance policy or a copy of any substitute insurance policy. Debtor hereby assigns all insurance proceeds to and irrevocably directs, while any of Debtor's Obligations remain unpaid, any insurer to pay to Secured Party the proceeds of all such insurance and any premium refund; and authorizes Secured Party to endorse Debtor's name to effect the same, to make, adjust or settle, in the Debtor's name, any claim on any insurance policy relating to the Collateral; and, at the option of Secured Party, to apply such proceeds and refunds to Debtor's Obligations or to restoration of the Collateral, returning any excess to Debtor.

14. **Severability; Presumption**. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision, which will remain in full force and effect. No provision of this Agreement will be construed against any party due to the fact that such provision or any portion thereof was drafted by such party.

15. **Assignment; Binding Effect.** This Agreement may not be assigned except upon written consent executed by each of the parties, provided however, that this Agreement may be assigned by Secured Party to a subsequent holder of the Note. This Agreement will inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

DEBTOR:

Fuego Fino, Inc.

By: ______________________________
Name: Jessica Gutierrez
Title: President/CEO

SECURED PARTY:

______________________________ ______________________________
By: By:

8605409.2

SECRETARY'S CERTIFICATE
OF
FUEGO FINO, INC.

The undersigned, being the Secretary of Fuego Fino, Inc., an Georgia corporation (the "**Company**"), does hereby certify that:

1. Attached as **Exhibit A** is a true, correct and complete copy of the resolutions duly adopted by the Board of Directors of the Company on or before the date of this Certificate. Such resolutions have not since been modified or rescinded and remain in full force and effect and such resolutions are all of the resolutions adopted directly in connection with the Company's, execution and delivery of that Security Agreement (the "**Security Agreement**"), each dated on or about today's date, to Mariah Anne Taylor (together, the "**Lender**") in order to induce Lender to provide certain loans and financial accommodations to the Company.

2. Each of the persons listed below has been duly elected to and now holds the office listed below his name and is currently serving in such capacity, and the signature of such person set forth opposite his name is his true and genuine signature and is authorized to execute and deliver the Security Agreement and any all other documents or instruments necessary to induce Lender to extend financial accommodations to the Company:



Name/Office	Signature
Jessica Gutierrez, President/CEO	

IN WITNESS WHEREOF, the undersigned has signed this Secretary's Certificate as of the 23 day of November, 2011



By: ______________________

Its: Secretary

<u>EXHIBIT A</u>

Resolutions

UNANIMOUS WRITTEN CONSENT
OF THE BOARD OF DIRECTORS

The undersigned, being all of the members of the Board of Directors of Fuego Fino, Inc., an Georgia corporation (the "**<u>Company</u>**"), hereby consent to and adopt the following resolutions:

WHEREAS, in order to induce Mariah Anne Taylor (together, the "**<u>Lender</u>**") to extend certain financial accommodations to the Company, as described in that certain Promissory Note (the "**<u>Note</u>**") and certain Security Agreement (the "**<u>Security Agreement</u>**"), each dated on or about today's date (the Note and Security Agreement, and any other documents executed in connection therewith, are referred to herein as the "**<u>Loan Documents</u>**"), the Board of Directors deems it advisable and in the best interests of the Company to execute and deliver to Lender the Loan Documents, and the following resolutions are hereby adopted:

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company are hereby authorized, directed and empowered to execute and deliver, by and on behalf of the Company, the Loan Documents in favor of the Lender, with such changes as the officers may deem necessary and appropriate;

FURTHER RESOLVED, that all actions of any kind heretofore taken by any officer, director or employee of the Company in connection with the execution and delivery of the Loan Documents are hereby confirmed, ratified, approved and authorized in all respects as the act and deed of the Company; and

FURTHER RESOLVED, that all actions of any kind heretofore taken by any officer, director or employee of the Company in connection with the matters contemplated by the foregoing resolutions be, and hereby are, confirmed, ratified, approved and authorized in all respects as the acts and deeds of the Company.

DIRECCION DIVISIONAL DE MARCAS
SUBDIRECCION DIVISIONAL DE SERVICIOS LEGALES, REGISTRALES E INDICACIONES GEOGRAFICAS.
COORDINACION DEPARTAMENTAL DE CONSERVACION DE DERECHOS.

Usuario Autorizado: 152
DESTILADORA DEL VALLE DE TEQUILA, S.A. DE C.V.

Asunto: Se comunica la inscripción del convenio por el que se autoriza el uso de la Denominación de Origen Tequila.

México, D.F. a 23 DE FEBRERO DE 2012.

suscrito firma el presente oficio con fundamento en lo dispuesto por los artículos 6° fracción III y 7° BIS 2 de Ley de la Propiedad Industrial; artículos 1°,3° fracción V, inciso b), subíndices i) y iv) primero y segundo guión espectivamente, 4°, 5°, 11 último párrafo y 13 fracciones I, II, III, IV, V, VI Y VII del Reglamento del Instituto xicano de la Propiedad Industrial; artículos 1°, 3°, 6° del a), b) c), d), e) y f), párrafos antepenúltimo, enúltimo y último del Acuerdo que delega facultades en los Directores Generales Adjuntos, Coordinador, ectores Divisionales, Titulares de Oficinas Regionales, Subdirectores Divisionales, Coordinadores partamentales y otros Subalternos del Instituto Mexicano de la Propiedad Industrial; y artículos 1°, 3°, 4°, 5° racción V, inciso b), subíndices i) y iv) primero y segundo guión respectivamente, 17 Fracciones I, II, III, IV, V, y VII, 28 y 31 del Estatuto Orgánico del Instituto Mexicano de la Propiedad Industrial. Ordenamientos Legales as reformas, adiciones y modificaciones se encuentran vigentes a la fecha de emisión del presente oficio.

ATENTAMENTE

EL SUBDIRECTOR DIVISIONAL



J. ALBERTO MONJARAS OSORIO

c.c.p.- M. EN C. CHRISTIAN TURÉGANO ROLDÁN.- DIRECTOR GENERAL DE NORMAS DE LA SECRETARÍA DE ECONOMÍA.- ENTE DE TECAMACHALCO # 6, SECCION FUENTES.- COL. LOMAS DE TECAMACHALCO, NAUCALPAN DE JUAREZ EDO DE MEXICO.- C.P. 53950.

LIC. RAMON GONZALEZ FIGUEROA.- DIRECTOR GENERAL DEL CONSEJO REGULADOR DEL TEQUILA A.C.- AV. PATRIA 3, COL. JARDINES DE GUADALUPE, C.P. 44030, ZAPOPAN, JALISCO.

EXHIBIT
H

20120107008

Certificate with acknowledgment of receipt
File, - 11663

Mexican
Institute
of Industrial
Property

DIVISION OF ADDRESS MARKS
SUBADDRESS DIVISION OF LEGAL SERVICES,
REGISTRATION AND GEOGRAPHICAL INDICATIONS.
COORDINATION DEPARTMENT OF CONSERVATION OF
RIGHTS.

Authorized User: 152
DESTILADORA DEL VALLE DE TEQUILA, S.S. DE C.V.

Subject: communicates the registration of the convent on the authority to use of the Designation of Origin Tequila.

Mexico City, Mexico FEBRUARY 23RD, 2012

The undersigned signs the present form on the basis of the terms of the articles III and 7 BIS 2 of the law of industrial property: Articles 1, 3 section v, (B) subindices 1) And iv) first and second indent respectively, 4, 5, 11 last paragraph and 13 sections I, II, III, IV, V, VI and VII of the rules of procedure of the Institute of Mexican Industrial Property, articles 1, 3, 6, of a), b, c), (d), (e), and f, second to last paragraph, The penultimate and final agreement that delegates powers in general managers assistant, coordinator, divisional director, marketing regional offices, assistant divisional, departmental coordinators and other subordinates the mexican institute of industrial property ; and Articles 1, 3, 4, 5, fraction V, (b) subscript 1) and (iv) first and second indent respectively, 17 fractions I, II, III, IV, V, VI, and VII, 28 and 31 of the Organic Statute of the Mexican Institute of Industrial Property laws whose reforms, additions and modifications are valid on the date of issuance of this profession.

COMPLIMENTS OF THE ASSISTANT DIRECTOR

J. ALBERTO MONJARAS OSORIO

C. c or. M. ENC. CHRISTIAN TURÉGANO Roldán. DIRECTOR GENERAL RULES OF THE SECRETARY OF ECONOMY BRIDGE IN TECAMACHALCO #6 SECTION SOURCES. COL LOMAS IN Tecamachalco, NAUGLPAN OF JUARES EDO MEXICO - C. P. 53830

LIC RAMON SONZALES FIGUEFOA - DIRECTOR GENERAL OF THE TEQUILA REGULATORY COUNCIL A. G. AY. HOMELAND #723, col. Gardens of Guadalupe, G. P. 44030, Zapopan JALISCO

EXHIBIT
I

Certificado con acuse de Recibo
Folio.- 11663

Instituto Mexicano de la Propiedad Industrial

DIRECCION DIVISIONAL DE MARCAS
SUBDIRECCION DIVISIONAL DE SERVICIOS LEGALES, REGISTRALES E INDICACIONES GEOGRAFICAS.
COORDINACION DEPARTAMENTAL DE CONSERVACION DE DERECHOS.

Usuario Autorizado: 152
DESTILADORA DEL VALLE DE TEQUILA, S.A. DE C.V.

Asunto: Se comunica la inscripción del convenio por el que se autoriza el uso de la Denominación de Origen Tequila.

México, D F. a 23 DE FEBRERO DE 2012.

CARLOS SANTIAGO SERRANO
PALMERAL # 14, COL. LAS PALMAS
10370 MEXICO, D.F.

En relación con su escrito presentado ante este Instituto con fecha 17 DE ENERO DE 2012, en el cual solicita la inscripción del convenio por el cual se autoriza el uso de la Denominación de Origen Tequila, y una vez que fueron satisfechos los requisitos que establece el artículo 175 de la Ley de la Propiedad Industrial, se hace de su conocimiento que dicho convenio quedó inscrito con el número de resolución **733**, a favor de.

FUEGO FINO, INC.

La citada autorización se usará con la (s) siguiente (s) marca (s):

Marca	Denominación	País
85474988	S	ESTADOS UNIDOS DE AMERICA

La vigencia establecida en el convenio que se inscribe podrá modificarse por la entrada en vigor de disposiciones legales que afecten sustancialmente los términos y condiciones del mismo, para lo cual el convenio podrá modificarse y renovarse de conformidad con las nuevas disposiciones aplicables.

Las partes que celebran el presente convenio deberán cumplir con lo establecido en la Norma Oficial Mexicana correspondiente.

Lo anterior se comunica para que surta los efectos legales conducentes y se manda glosar a su expediente.

EXHIBIT
J

RHO



20120107098

Certificate with acknowledgment of receipt
File, - 11663

Mexican
Institute
of Industrial
Property

DIVISION OF ADDRESS MARKS
SUBADDRESS DIVISION OF LEGAL SERVICES,
REGISTRATION AND GEOGRAPHICAL INDICATIONS.
COORDINATION DEPARTMENT OF CONSERVATION OF
RIGHTS.

Authorized User: 152
DESTILADORA DEL VALLE DE TEQUILA, S.S. DE C.V.

Subject: communicates the registration of the convent on the authority to use of the Designation of Origin Tequila.

Mexico City, Mexico FEBRUARY 23RD, 2012

CARLOS SANTIAGO SERRANO
PALMERAL #14, COL. LAS PALMAS
10370 MEXICO CITY, MEXICO

In relation to this writing before the institute on 17 January 2012, in which calls for the registration of the convention for the authority for the use of the name of Origin Tequila, and have satisfied the requirements of article 175 of the industrial property law, it is aware that the convention remain registered with resolution 733, we grant:

FUEGO FINO, INC.

The authorization if usage in conjunction with (s) next (s) trademark (s):

BRAND	NAME	COUNTRY
85474988	S	UNITED STATES OF AMERICA

The force established in the convention that is part may be modified by the entry into force of legal provisions affecting substantially the terms and conditions of the same for which the convention may be modified and to renew in accordance with the new provisions.

J

The parts of the present convention shall comply with the Norma Oficial Mexicana Corresponding.

This is reported in order to have legal effects conducive transformations and goes to the file.


EXHIBIT
K

20900 NE 30th Ave, Suite 200, Aventura, FL 33180
Tel: 305-749-0900 | Fax: 305-749-0999 | www.onebizcenter.com

NEW TENANT PROFILE SHEET



ONE
BIZ Center

Tenant's/Lease Info	
Client (Tenant) Name:	FUEGO FINO INC
Suite Contact Person:	786-327-3432
Suite Phone Number:	N/A
Fax Number:	305-749-0999
Cell Number:	786-327-3432
E-mail Address:	jessica@fuegofino.co
Type of Business:	CONSULTING

Emergency Contact Person:	JESSICA GUTIERREZ
Emergency Phone Number:	786-327-3432
Emergency Cell Number:	

Bill to Contact Name:	FUEGO FINO INC	
Bill to Address:	20900 NE 30TH AVE # 200	
City, State:	AVENTURA, FL	
Zip Code:	33180	
Country:	USA	
Agreement Term:	2	Year(s)
Agreement Commence Date:	January 1, 2012	
Agreement Termination Date:	December 31, 2013	
Initial Monthly Rent:	**$99.00**	Month
Sub-Total Agreement Rent:	$2,376.00	Lease Term
Agreement Term Sales Tax:	$166.32	Lease Term
Total Agreement Term Charges:	$2,542.32	Lease Term

Total Rent Contract	$2,376.00	Lease Term
Agreement Term Sales Tax:	$166.32	Lease Term
Total Agreement Term Lease Charges:	$2,542.32	Lease Term

Other Recurring Monthly Charges		
	$0.00	+applicable tax
	$0.00	+applicable tax
	$0.00	+applicable tax
	$0.00	+applicable tax
	$0.00	+applicable tax
	$0.00	+applicable tax
Total Recurring Monthly Ch.	$0.00	+applicable tax

Allowances		
Initial Basic Set-Up Charges	$99.00	+applicable tax
Office Set-Up Fee		
1st Month Services Payments		
Performance Retainer Fees		
Other Set-Up Fees	$0.00	+applicable tax
Total Allowances	$99.00	+applicable tax

OBC ID Info	
Suite Number:	200-133
Suite Type:	VIRTUAL MA & CR
IP Phone #	N/A
Extension	
Access Code	
Copier Code	
WiFi Password	N/A

Other Services	
Internet	No
VoIP Phone Premium User	No
Enhanced Telecom. Features	No
Recepcionist Service	No
Assigned Parking	No

Notes
MAIL ADDRESS & 5 HS P/ MONTH OF CONFERENCE ROOM

Payment Method	
Credit Card	
Check	
Credit Card is required for plans with IP Phone service	

For Internal Use Only
OBC Executive:
Realtor:
Broker:
OBC Executive Signature



EXHIBIT
L

MHW, LTD.
Beverage Alcohol Importers, Distributors, & Services
272 Plandome Road, Manhasset, New York 11030
Tel: (516) 869-9170 Fax: (516) 869-9171

May 17 ,2012

Jessica Gutierrez
CEO
Fuego Fino, Inc.
20900 NE 30th, Ave Suite 200
Aventura, FL. 33180

Dear Ms. Gutierrez:

I am writing to confirm our agreement concerning certain importation, regulatory compliance, administrative, and logistical services to be rendered by MHW, Ltd. ("MHW") to Fuego Fino, Inc. ("FUEGO FINO"). The terms and conditions set forth in this letter agreement (a) represent the actual agreement between the parties, and (b) supersede any prior agreements or representations made by either party or its representatives.

MHW will serve as a non-exclusive national importer for certain of FUEGO FINO's alcohol beverage brands as identified on Exhibit "A" of this letter agreement (the "Products"). If established in a confirming writing signed by both parties, MHW also may serve as wholesale distributor of the Product in the states of New York, New Jersey, and California. MHW's role with respect to Product marketing, identification and selection of independent sales agents, distributor selections, Product promotions etc., will be solely limited to consultation with FUEGO FINO and/or its designee(s) in the United States; all such decisions will be made only (i) after full consultation with FUEGO FINO, and (ii) when agreed to in writing .

MHW will assist FUEGO FINO in obtaining FUEGO FINO's federal formulation and label approvals for the Product, registering the Product in applicable states, importing the Product into the United States, and warehousing the Product at Western Carriers Inc. (a licensed beverage alcohol "Public Warehouse") in New Jersey or at other warehouses mutually selected by MHW and FUEGO FINO. MHW will maintain adequate insurance against loss of Product inventory while in storage; subject to the terms, conditions, and exclusions of its insurance policy then in force.
MHW will purchase and hold title to Product on payment terms as agreed upon in writing by the parties from time to time. MHW acknowledges that FUEGO FINO will have rights, as beneficial owner of the quantities of the Product held by MHW in inventory, until MHW pays for the Product or makes sales in the ordinary course of its business.

MHW will receive orders from FUEGO FINO authorized wholesalers, retailers, or authorized independent sales agents/brokers in various states. When an order for the Product is received and accepted by it, MHW will transfer title to such Product as is necessary to fill the order, coordinate pick-up or delivery from the warehouse (or the foreign supplier in the case of Direct Import sales), then invoice (at prices suggested by FUEGO FINO and properly filed with state agencies), collect, and deposit the remittances into a MHW bank account in which FUEGO FINO activity will be designated and for which FUEGO FINO will receive regular, periodic statements of account. MHW will file all required beverage reports with the applicable state agencies and pay all relevant beverage excise taxes

MHW will keep FUEGO FINO informed through various reporting systems (including a password protected web site) on the status of sales, receivables, collections, cash balances, expenses, inventory, etc. associated with this agreement and FUEGO FINO's account. Based upon sales collections, MHW's fees and expenses, (namely, but not limited to Federal tax & duty, ocean or land freight, warehouse charges, state registration fees etc) the parties will settle accounts on not less than a monthly basis and


EXHIBIT
M

MHW will remit "Funds Due" to FUEGO FINO. "Funds Due" means the net wholesale (or retail, if applicable) Product selling price received, less (i) any applicable documented out-of-pocket expenses such as warehousing, ocean freight, delivery, federal & state (if applicable) excise taxes / duties, brand and registration fees, as well as (ii) any of the following fees or costs that are legal fees, administrative fees, insurance, sales broker commissions, promotional expenses and credits, Product samples, etc. and the MHW "Service Fee".

MHW will earn a minimum profit, designated as "Service Fee", of $2,000.00 per month for the initial 12 months, $2,500.00 per month for subsequent years or a per case fee of $3.75 for each case (any size) sold to wholesalers during the month, whichever is greater. For cases sold to retailers in NY or CA, the Service Fee per case is $7.50. If NJ is requested for wholesale distribution, a separate agreement will be executed. FUEGO FINO advances, necessary to cover costs and expenses noted above, will be credited to your account. While FUEGO FINO is at all times responsible for payments due its suppliers, subject to the availability of Funds Due and at the request of FUEGO FINO, MHW may execute convenience payments to foreign suppliers from Funds Due for the benefit of FUEGO FINO. The parties will establish a satisfactory monetary advance prior to any importation of Product.

In consideration of the services to be performed by MHW, FUEGO FINO hereby indemnifies and holds harmless MHW, and its shareholders, officers, directors and employees, from and against any claims, actions, demands, liabilities, damages, losses, costs and expenses (including reasonable attorneys fees) arising out of or from claims brought by third parties for product liability, infringement of intellectual property rights, receivable defaults, and FUEGO FINO's non-compliance with regulatory requirements (including, but not limited to, FUEGO FINO's (or its US designee's) compliance with federal, state, and local regulations concerning advertising, sales and marketing activities, Product labeling and content, use of samples, any required solicitor permits, FDA / Bioterrorism Act prior notice and facility registration requirements, use of non-conforming wood packaging material, etc).

MHW reserves the right to assign any Product receivable in default to FUEGO FINO as an offset to Funds Due FUEGO FINO. Abandoned Product may, after 30 days' advance written notice and opportunity to cure, be liquidated to pay warehouse charges or amounts due MHW. The above indemnification does not cover any third party claims or actions against FUEGO FINO and/or its designated distributor or MHW arising solely through the act, omission, neglect of MHW, its officers, directors, employees, servants or agents.

The parties to this agreement recognize that FUEGO FINO and MHW are separate entities and that representatives of FUEGO FINO are not employees or agents of MHW. MHW makes no representations with respect to legal or tax matters. Please consult your own advisors.

The term of this agreement shall be twelve months commencing May 17 ,2012 and shall continue automatically thereafter on a month to month basis, unless specifically terminated by either party with at least 3 months prior written notice. Upon termination or failure to renew this agreement, FUEGO FINO (or its U.S. designee) must repurchase all of MHW's remaining inventory of the Products at MHW's laid in cost. (the cost plus any reasonable expenses incurred) FUEGO FINO, after crediting MHW's account for repurchased Products, shall pay the balance due, if any, to MHW on or before taking possession of repurchased Products at MHW's warehouse.

If the foregoing correctly sets forth your understanding of our agreement, please so indicate by signing in the space provided below and enclosing a deposit of $3,000.00 representing the initial Service Fee of $3,000.00, and an advance against initial administrative expenses of $1,000.00. Please return two originals of this letter; an executed copy will be returned to you. Thank you for the copy of your TTB Importers and Wholesalers Basic Permit.

Sincerely,

ACCEPTED and AGREED to,
This 17 day of May, 2012

By: Jessica Gutierrez
Name: Jessica Gutierrez
Title: CEO
Company: Fuego Fino, Inc.

MHW, Ltd
By: 
MaryAnn Pisani
Vice President

\348363\1 - RBLAU - # 2923112 v1
12/22/11



UNITED STATES PATENT AND TRADEMARK OFFICE

Commissioner for Trademarks
P.O. Box 1451
Alexandria, VA 22313-1451
www.uspto.gov

Apr 11, 2012

NOTICE OF PUBLICATION

1. Serial No.:
   85-474,988
2. Mark:
   S
   (STYLIZED/DESIGN)
3. International Class(es):
   33
4. Publication Date:
   May 1, 2012
5. Applicant:
   Fuego Fino Inc.

The mark of the application identified appears to be entitled to registration. The mark will, in accordance with Section 12(a) of the Trademark Act of 1946, as amended, be published in the *Official Gazette* on the date indicated above for the purpose of opposition by any person who believes he will be damaged by the registration of the mark. If no opposition is filed within the time specified by Section 13(a) of the Statute or by rules 2.101 or 2.102 of the Trademark Rules, the Commissioner of Patents and Trademarks may issue a notice of allowance pursuant to section 13(b) of the Statute.

Copies of the trademark portion of the *Official Gazette* containing the publication of the mark may be obtained from:

The Superintendent of Documents
U.S. Government Printing Office
PO Box 371954
Pittsburgh, PA 15250-7954
Phone: 202-512-1800

By direction of the Commissioner.

Email Address(es):

ptotpa@gray-robinson.com


EXHIBIT
N



DESTILADORA DEL VALLE DE TEQUILA, S.A. DE C.V.
CARRETERA INTERNACIONAL 102 COL: SANTA CRUZ C.P. 46400
TEQUILA, JALISCO. MEXICO
TEL / Fax: (374) 742 13 13 y 742 18 80

CONTRACT FOR THE MANUFACTURE AND SALES OF GOODS

This Sales Agreement (the "Sales Contract") is made on January 23rd, 2012. Hereby renewed this 1st day of July, 2012.

BETWEEN: **DESTILADORA DEL VALLE DE TEQUILA, S.A. DE C.V.,** (the "Seller"), a corporation organized and existing under the laws of Jalisco, México, with its head office located at:
CARRETERA INTERNACIONAL 102 COL: SANTA CRUZ C.P. 46400 TEQUILA, JALISCO. MEXICO

AND: **Fuego Fino, Inc.**, a corporation organized and existing under the laws of The state of Florida, United States of America, with its head office located at:
20900 NE 30th Ave, Suite 200, Aventura, Florida 33160 United States Of America.

1. DESCRIPTION OF MANUFACTURE AND SALE

Seller agrees to manufacture and sell to buyer the following goods:

100% Blue Webber Agave Tequila, bottled, packaged and prepared for delivery.

2. PAYMENT

Buyer agrees to pay for the goods as follows: 50% down within 21 days prior to the date of production along with the PO; 50% three days before the merchandize is picking up by customer, since the CRT needs to certify the merchandize for customer prior shipment.

3. DELIVERY SCHEDULE

Seller shall commence to manufacture within 4 weeks following receipt of buyer's initial deposit and the raw materials needed. Subject to the provisions of Section Five, seller will complete such manufacturing and make the goods available for inspection at seller's plant not later than 45 days from production start date. If buyer's inspection discloses defects or adjustments, seller shall have a reasonable time to correct such defects and make such adjustments as are necessary. Buyer shall then have an opportunity to make a final pre-shipment inspection. Seller shall within 25 days of inspection cause the goods to be appropriately packaged and shipped to the designated customs holding facility of the country that is designated to receive for distribution, or to such other destination

EXHIBIT
O

specified by buyer. Seller shall pay all expenses of packaging and preparations for shipment since the price agreed is Fob Distillery and will cover these points and buyer shall pay all costs of shipment, including insurance.

4. EXCUSE FOR NONPERFORMANCE

Seller's obligations under this agreement are accepted subject to strikes, labor troubles (including strikes or labor troubles affecting any suppliers of seller), floods, fires, acts of God, accidents, and delays, shortage of cars, contingencies of transportation and other causes of like or different character beyond the control of seller. Impossibility of performance by reason of any legislative, executive or judicial act of any governmental authority shall excuse performance of or delay in performance of this agreement.

5. WARRANTIES AND LIMITATIONS

Seller warrants that the goods shall be delivered free of the rightful claim of any third person at the Distillery by way of patent infringement, and if buyer receives notice of any claim of such infringement, it shall, within 15 days, notify seller of such claim. If buyer fails to forward such notice to seller, it shall be deem to have released seller from this warranty as to such claim.

THERE ARE NO WARRANTIES OF MERCHANTABILITY AND NO WARRANTIES WHICH EXTEND BEYOND THE DESCRIPTION ON THE FACE OF THIS AGREEMENT.

6. ENTIRE AGREEMENT

The parties agree that this constitutes the entire agreement and there are no further items or provisions, either oral or otherwise. Buyer agrees that it has not relied upon any representations of seller as to prospective performance of the goods, but has relied upon its own inspection and investigation of the subject matter. This agreement shall be non-binding should both parties mutually agree to disavow.

The parties have executed this agreement at THE OFFICES OF Destiladora Del Valle de Tequila S.A de C.V the day and year first above written, and renewed this First day of July, 2012

SELLER: Destiladora Del Valle de Tequila S.A de C.V



Authorized Signature

Jessica Gutierrez

Print Name and Title

BUYER: Fuego Fino, Inc.



Authorized Signature



Print Name and Title

SUBSCRIPTION AGREEMENT

Dear Sir or Madam:

1. **Subscription.** The undersigned, desiring to invest in Fuego Fino, Inc., a Florida corporation (the "Company"), hereby subscribes for the following securities of the Company:

______________shares of common stock of the Company (the "Shares"), par value $.01, issued in consideration for services hereinbefore rendered

2. **Representations and Warranties.** By executing this Subscription Agreement, the undersigned represents, warrants and acknowledges to the Company that:

a. The Shares are being acquired for the account of the undersigned for investment and are not being acquired with a view to any distribution of the Shares, and the undersigned is not, directly or indirectly, participating in an underwriting of any such distribution or transfer; and

b. The undersigned will not sell or otherwise transfer or dispose of the Shares (i) except in strict compliance with (A) the provisions of this Subscription Agreement and (B) the restrictions on transfer described herein and (ii) unless the Shares are (X) registered under the 1933 Act, and any applicable state securities laws or (Y) the undersigned represents that the Shares may be sold in reliance on an exemption from such registration requirements;

3. **Legend on Certificates.** The undersigned agrees to the placement of an appropriate legend reflecting the restrictive nature of the Shares on the certificates representing the Shares.

4. **Successors and Assigns.** This Subscription Agreement shall be binding upon and shall inure to the benefit of the parties hereto and to the successors and assigns of the Company and to the legal representatives, successors and permitted assignees of the undersigned.

5. **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Florida without regard to principles of conflicts of law.

6. **Counterparts.** This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

EXHIBIT
P

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement.

DATED:

____

By:
Its:

AGREED TO AND ACCEPTED BY:

Fuego Fino, Inc.
as of the ____ day of ____________, 2012

By: ________________________________
Jessica Gutierrez
Its: Chief Executive Officer

ALLONGE TO PROMISSORY NOTE

BOTH parties being advised of the premises herein, the following amendments are made to that promissory note dated November 23, 2011

Article I, Paragraph 3 is hereby amended to read:

"All outstanding principal and interest shall be payable on June 1, 2013 (the "Maturity Date"), or as sooner provided herein, to the Holder, his heirs, successors or assigns."

Accepted and agreed to this ___ day of November, 2012

MARIAH ANNE TAYLOR



By: Mariah Anne Taylor

FUEGO FINO, INC.



By: Jessica Gutierrez
Its: President

Ex. Q

FUEGO FINO, INC.

UNANIMOUS WRITTEN CONSENT IN LIEU OF SPECIAL MEETING OF SHAREHOLDERS

The undersigned, constituting the majority of stockholders of common stock of Fuego Fino, Inc., a Florida corporation (the "Majority Stockholders")(the "Corporation"), by unanimous written consent pursuant to the authority contained in the Florida Corporations Code, and in lieu of a special meeting of stockholders, hereby consent to the following resolutions and the actions described therein:

AUTHORIZED NUMBER OF PREFERRED SHARES OF THE CORPROATION

WHEREAS, the Majority Holders deem it advisable and in the best interest of the Corporation that a forward split of the Corporation's issued and outstanding common stock be effectuated.

NOW, THEREFORE, BE IT RESOLVED, the Majority Holders of the Corporation deem it advisable and in the best interest of the Corporation that the number of authorized preferred shares of the Corporation be increased to 1,000,000.

FURTHER RESOLVED, that one officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation to execute and deliver or file such documents and instruments, and to do all such other acts and things as are required or as such officer or director, in such officer's or director's sole discretion, may deem necessary to give full effect to or carry out the provisions of the foregoing resolution.

FURTHER RESOLVED, that the Majority Holders of the Corporation hereby waive any notice of meeting of the stockholders required by the law, the Articles of Incorporation and the Bylaws of the Corporation;

GENERAL AUTHORITY

RESOLVED, that all of the acts and deeds heretofore done by any director or officer of the Corporation for and on behalf of the Corporation in entering into, executing, acknowledging or attesting any arrangements, agreements, instruments or documents in carrying out the terms and intentions of the foregoing recitals and resolutions are hereby ratified, approved and confirmed.

COUNTERPART SIGNATURES

RESOLVED, that this Consent may be signed in any number of counterparts, each of which shall be deemed to be an original, and all of which, when taken together, shall be deemed to be a single document.

RESOLVED, that this Consent shall have the same force and effect as the majority vote was cast at a meeting of the stockholders duly called, noticed, convened and held in accordance with the law, the Articles of Incorporation and the Bylaws of the Corporation.

Effective Date; November _29___, 2012

MAJORITY STOCKHOLDER(S):



Stockholder Name	Stockholder Signature	No. of Shares
Jessica Gutierrez	[signature]	51,637

FUEGO FINO, INC.

UNANIMOUS WRITTEN CONSENT IN LIEU OF SPECIAL MEETING OF SHAREHOLDERS

The undersigned, constituting the majority of stockholders of common stock of Fuego Fino, Inc., a Florida corporation (the "Majority Stockholders")(the "Corporation"), by unanimous written consent pursuant to the authority contained in the Florida Corporations Code, and in lieu of a special meeting of stockholders, hereby consent to the following resolutions and the actions described therein:

FORWARD SPLIT OF COMMON STOCK OF THE CORPORATION

WHEREAS, the Majority Holders deem it advisable and in the best interest of the Corporation that a forward split of the Corporation's issued and outstanding common stock be effectuated.

NOW, THEREFORE, BE IT RESOLVED, the Majority Holders of the Corporation deem it advisable and in the best interest of the Corporation that the issued and outstanding common shares of the Corporation be split on a 9,683-for-1 share basis (the "Share Split").

FURTHER RESOLVED, that the record date for the Share Split be set a December 1, 2012 or such other date as the Board of Directors of the Corporation shall select.

FURTHER RESOLVED, that one officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation to execute and deliver or file such documents and instruments, and to do all such other acts and things as are required or as such officer or director, in such officer's or director's sole discretion, may deem necessary to give full effect to or carry out the provisions of the foregoing resolution.

FURTHER RESOLVED, that the Majority Holders of the Corporation hereby waive any notice of meeting of the stockholders required by the law, the Articles of Incorporation and the Bylaws of the Corporation;

GENERAL AUTHORITY

RESOLVED, that all of the acts and deeds heretofore done by any director or officer of the Corporation for and on behalf of the Corporation in entering into, executing, acknowledging or attesting any arrangements, agreements, instruments or documents in carrying out the terms and intentions of the foregoing recitals and resolutions are hereby ratified, approved and confirmed.

COUNTERPART SIGNATURES

RESOLVED, that this Consent may be signed in any number of counterparts, each of which shall be deemed to be an original, and all of which, when taken together, shall be deemed to be a single document.

RESOLVED, that this Consent shall have the same force and effect as the majority vote was cast at a meeting of the stockholders duly called, noticed, convened and held in accordance with the law, the Articles of Incorporation and the Bylaws of the Corporation.

Effective Date; November _29___, 2012

MAJORITY STOCKHOLDER(S):



Stockholder Name	Stockholder Signature	No. of Shares
Jessica Gutierrez	[signature]	51,637

Ex. S

FUEGO FINO, INC.

UNANIMOUS WRITTEN CONSENT IN LIEU OF SPECIAL MEETING OF SHAREHOLDERS

The undersigned, constituting the majority of stockholders of common stock of Fuego Fino, Inc., a Florida corporation (the "Majority Stockholders")(the "Corporation"), by unanimous written consent pursuant to the authority contained in the Florida Corporations Code, and in lieu of a special meeting of stockholders, hereby consent to the following resolutions and the actions described therein:

AUTHORIZED NUMBER OF COMMON SHARES OF THE CORPROATION

WHEREAS, the Majority Holders deem it advisable and in the best interest of the Corporation that a forward split of the Corporation's issued and outstanding common stock be effectuated.

NOW, THEREFORE, BE IT RESOLVED, the Majority Holders of the Corporation deem it advisable and in the best interest of the Corporation that the number of authorized common shares of the Corporation be increased to 1,000,000,000.

FURTHER RESOLVED, that one officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation to execute and deliver or file such documents and instruments, and to do all such other acts and things as are required or as such officer or director, in such officer's or director's sole discretion, may deem necessary to give full effect to or carry out the provisions of the foregoing resolution.

FURTHER RESOLVED, that the Majority Holders of the Corporation hereby waive any notice of meeting of the stockholders required by the law, the Articles of Incorporation and the Bylaws of the Corporation;

GENERAL AUTHORITY

RESOLVED, that all of the acts and deeds heretofore done by any director or officer of the Corporation for and on behalf of the Corporation in entering into, executing, acknowledging or attesting any arrangements, agreements, instruments or documents in carrying out the terms and intentions of the foregoing recitals and resolutions are hereby ratified, approved and confirmed.

COUNTERPART SIGNATURES

RESOLVED, that this Consent may be signed in any number of counterparts, each of which shall be deemed to be an original, and all of which, when taken together, shall be deemed to be a single document.

RESOLVED, that this Consent shall have the same force and effect as the majority vote was cast at a meeting of the stockholders duly called, noticed, convened and held in accordance with the law, the Articles of Incorporation and the Bylaws of the Corporation.

Effective Date; November _29___, 2012

MAJORITY STOCKHOLDER(S):



Stockholder Name	Stockholder Signature	No. of Shares
Stockholder Name	Stockholder Signature	No. of Shares
Stockholder Name	Stockholder Signature	No. of Shares
Stockholder Name	Stockholder Signature	No. of Shares
Stockholder Name	Stockholder Signature	No. of Shares
Stockholder Name	Stockholder Signature	No. of Shares

TEMPORARY FORBEARANCE AGREEMENT

THIS AGREEMENT is made this ___ day November, 2012 by and between Fuego Fino, Inc. (the "Maker") and Mariah Taylor (the "Holder"):

WHEREAS, on November 23, 2011, Maker made a promissory note in the principal amount of $125,000.000 in favor of Holder (the "Note");

WHEREAS, the Maker has requested, and the Holder has agreed, subject to the terms and conditions set forth herein, for period beginning November 1, 2012 and ending December 31, 2012 (the "Waiver Period") to: (I) to waive any Default or Event of Default existing solely as a result of the failure of the Maker to pay Holder any contractually obligated amounts coming due and owing pursuant to the Note during the Waiver Period (the "Forbearance Payments"); and (II) refrain from exercising its rights and remedies against Maker in connection with its failure to pay Holder any contractually obligated amounts coming due and owing pursuant to the Note during the Waiver Period;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreement of the parties hereinafter set forth, the parties hereto hereby agree as follows:

1. WAIVER OF DEFAULT. The Holder hereby waives, until the expiration of the Waiver Period any Default or Event of Default, as further defined in the Note, existing solely as a result of the Maker's failure to pay Holder the Forbearance Payments during the Waiver Period. The Maker acknowledges that interest shall continue to accrue on the principal balance of the Note at the rate stated therein during the Waiver Period.

2. STANDSTILL. The Holder hereby agrees that during the Waiver Period it will not exercise any remedy under the Note, at law, or equity, which it hereafter may have in respect of any Default or Event of Default resulting solely from the Holder's failure to pay the Forbearance Payments during the Waiver Period.

3. TERMINATION. This Agreement shall terminate upon the earlier of: (I) Maker's payment of the Forbearance Payments; (II) the occurrence of an Event of Default (other than in connection with Maker's failure to make the Forbearance Payments); and (III) the conversion of the Note as provided for in Article II, paragraph 7 thereof.

4. ABSENCE OF WAIVER. The parties hereto agree, except to the extent expressly set forth herein, nothing contained herein shall be deemed to: (I) be a consent to, or waiver of, any Default or Event of Default; or (II) prejudice any right or remedy which the Holder may now have or may in the future have under the Note or otherwise, including without limitation, any right or remedy resulting from any Default or Event of Default.

5. REPRESENTATIONS. Each party hereto hereby represents and warrants to the other that, where applicable, such party is duly organized, validly existing and in good standing under the laws of the state of its formation, and that the execution, delivery and performance hereunder is duly authorized.

6. CONTINUING EFFECT. Except as explicitly provided herein, the Maker hereby agrees

that the Note shall continue unchanged in full force and effect, and all rights, powers and remedies of the Holder thereunder and under applicable law are hereby expressly reserved.

7. COUNTERPARTS. This Agreement may be executed in counterparts and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute but one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

MARIAH ANNE TAYLOR	FUEGO FINO, INC.
	
By: Mariah Anne Taylor	By: Jessica Gutierrez Its: President

Ex. U

Adam S. Tracy, Ltd.

ATTORNEY AT LAW

February 12, 2013

Via U.S. Mail
Jessica Gutierrez
Fuego Fino, Inc.
20900 NE 30th Ave., Ste. 200
Aventura, FL 33180

cc: Via U.S. Mail
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Exemption from Registration Pursuant to Regulation A Promulgated under Section 3(b) of the Securities Act of 1933

Dear Ms. Gutierrez,

I have been asked to provide Fuego Fino, Inc. (the "Company") with an opinion regarding its proposed offering of its common stock pursuant to Regulation A, 17 C.F.R. 230.251, et seq. I am an attorney licensed to practice before the Supreme Court of Illinois and various United States District Courts. I have not been enjoined from practice before the Securities and Exchange Commission or any other self regulatory organization that regulates the issuance of securities within the United States. This opinion is given in consideration of the laws of the State of Florida.

The opinions contained herein are deemed current as of September 28, 3012.. The information set forth herein is current only as of that date, except as otherwise noted. I disclaim any undertaking or obligation to advise you of any changes which hereafter may be fully disclosed to you.

It is my understanding that the Company, by making the request set forth in the Inquiry Letter, does not intend to waive the attorney-client privilege with respect to any information which the Company has furnished to me. Moreover, please be advised that this response should not be construed in any way to constitute a waiver of the attorney-work product privilege with respect to any of our files involving the Company.

Basis for Opinion

In connection with the opinions contained herein, I have reviewed applicable state and federal laws, rules and regulations, including, specifically, the Securities Act of 1933 (the "**Act**"). Moreover, I have

ADAM S. TRACY, JD, MBA
O: 866.611.7716 • F: 630.689.9471 • www.IBankAttorneys.com

CHICAGO OFFICE
22 WEST WASHINGTON
SUITE 115
CHICAGO, IL 60602

HOME OFFICE/
MAILING ADDRESS
800 WEST FIFTH AVE.
SUITE 201A
NAPERVILLE, IL 60563

SAINT CHARLES
100 ILLINOIS STREET
SUITE 200
ST. CHARLES, IL 60174

examined originals or copies, certified or otherwise identified to my satisfaction, of such documents, certificates or records provided to me by Acacia as I have deemed necessary or appropriate as bases for the opinions set forth herein. I have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. I have independently reviewed and analyzed public records and databases with confidence of each such source's accuracy and redundancy.

The Regulation A Exemption

Regulation A provides an exemption to Section 5 of the Act. Specifically, the exemption allows eligible issuers the right to claim the exemption and raise up to $5 million in securities sales in any 12 month period. The exemption is not available to entities that, among other factors: (a) have one or more classes of securities registered under Section 12 of the 1934 Act or which file reports pursuant to Section 15(d) of the 1934 Act; (b) are not U.S. or Canadian domiciled issuers; (c)are investment companies; or (d) are blind pools or shell companies

The Company & Offering

The Company was incorporated in the state of Florida on May 24, 2011. The lone shareholder of the Company is its Chief Executive Officer, Jessica Gutierrez. The Company is authorized to issue up to 1,000,000,000 shares. To date, 51,637 are issued and outstanding, all held by Ms. Gutierrez.

Accordingly, on August 10, 2011, Ms. Gutierrez caused 100% of the issued stock of Fuego Fino, Inc., a Georgia corporation ("FFI-GA") to be exchanged for 51,637 shares of Fuego Fino, Inc., a Florida corporation ("FFI-FL") in a dollar-for-dollar exchange (the "Merger"). As a result of the merger, the separate existence of the FFI-FL and FFI-GA ceased to exist. By virtue of the Merger, the FFI-GA shares were converted and exchanged into shares of FFI-FL. FFI-GA was later dissolved.

The company would thereafter effectuate forward stock split leaving Ms. Gutierrez with 500,001,071 shares.

As evidenced by the Offering Circular provided to me by the Company, the Company is contemplating the sale of 100,000,000 shares of its common equity securities at a price of $.01 per share.

Opinion

Specifically, in reliance upon Company's disclosure and representations of management, and in conjunction with my own due diligence, I have determined the following:

1) The Company is duly incorporated, in good standing and is authorized to issue the securities contemplated to be sold in the proposed offering;

2) The exemption from registration provided for by Regulation A is available to the Company insomuch that the Company: (a) does not have one or more classes of securities registered under Section 12 of the 1934 Act or which file reports pursuant to Section 15(d) of the 1934 Act; (b) is a US-domiciled issuers; © is not an investment

companies; and (d) is not a blind pools or shell companies;

3) The contemplated offering as described in the Offering Circular comports with the regulations governing a Regulation A offering – e.g., the Company intends to offer up to $1,000,000 of its common equity securities; and

4) The equity securities to be sold, when sold, will be legally issued, fully paid and non-assessable..

Conclusion

This opinion is furnished solely in connection with the proposed offering of securities by the Company made pursuant to an exemption from registration under Regulation A and is not to be quoted in conjunction with any other contemplated offering of the Company.



Yours very truly,

Adam S. Tracy, Esq.